UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10/A

Amendment No. 5

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

DISABILITY ACCESS CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	20-5702367
(State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3355 Spring Mountain Road, Suite 66 Las Vegas, NV	89102
(Address of Principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code.	(702) 327-7266

With a copy to:

Marc Applbaum, ESQ

Applbaum & Zouvas LLP

2368 Second Avenue, San Diego, CA 92101

Telephone: (619) 688-1116

Facsimile: (619) 688-1117

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.00001
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

EXPLANATORY NOTE

In response to comments received from the Staff of the Securities and Exchange Commission (“SEC”), we are filing this Form 10/A (Amendment No. 5) to revise the discussion of Item 1, Item Item 2, Item 4, Item 7, and Item 11.

SPECIAL NOTE ABOUT FORWARD-LOOKING INFORMATION

This registration statement includes forward-looking statements based on management’s beliefs, assumptions, and plans for the future, information currently available to management, and other statements that are not historical in nature. Forward-looking statements include statements in which words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” estimate,” “consider,” or similar expressions are used. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions, including among others: a general economic downturn, a downturn in the securities markets, regulations that affect trading in the securities of “penny stocks,” and other risks and uncertainties.

Our future results and shareholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason after the effectiveness of this registration statement except as we may be required to do under applicable law.

As used in this registration statement, the terms “we,” “us,” “our” and the “Company” refer to Disability Access Corporation, a corporation organized under Nevada Law.

TABLE OF CONTENTS

Item No.	Description	Page

1	Business	4
1A	Risk Factors	11
2	Financial Information	16
3	Description of Properties	25
4	Security Ownership of Certain Beneficial Owners and Management	25
5	Directors and Executive Officers	26
6	Executive Compensation	27
7	Certain Relationships and Related Transactions	29
8	Legal Proceedings	29
9	Market Price of and Dividends on our Common Equity and Related Shareholder Matters	29
10	Recent Sales of Unregistered Securities	31
11	Description of Registrant’s Securities to be Registered	32
12	Indemnification of Officers and Directors	33
13	Financial Statements and Supplementary Data	33
14	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	33
15	Financial Statements and Exhibits	34

	Index to Financial Statements	F-1

ITEM 1.

BUSINESS

Company Overview

Disability Access Corporation (the “Company” or “DBYC”) presently has one subsidiary company, Disability Access Consultants, Inc. Disability Access Corporation (“our”, “us”, “we”, “DBYC” or the “Company”) was incorporated in the state of Nevada on December 15, 2004 under the name of PTS Cards, Inc. and it was name changed to Disability Access Corporation on November 8, 2006. PTS, Inc, our parent company, purchased Power-Save Energy Corp, a Delaware corporation, on March 15, 2005. On November 15, 2005, PTS, Inc. purchased Disability Access Consultants, Inc. (“DAC”). On October 11, 2006, PTS, Inc. renamed Power-Save Energy Corp. to Disability Access Corporation (“DBYC Delaware”). On October 17, 2006 DAC signed a merger agreement with DBYC Delaware to be effective on January 2, 2007 with DBYC Delaware to be the surviving corporation.

On November 15, 2006, DBYC NV was merged with DBYC Delaware, with DBYC NV remaining as the surviving public corporation and a subsidiary of PTS, Inc. Under the terms of the planned Merger agreement dated October 17, 2006 DAC was to be merged with and into DBYC NV, with DAC continuing as the surviving corporation. On January 3, 2007, upon further consideration, the Board of Directors of PTS, Inc. reconsidered the structure and decided, for various business optimization purposes, to forgo the merger of DAC. Instead, DAC became a wholly-owned subsidiary of DBYC NV. See the chart below for a visual representation of the chain of events.

Notwithstanding the above transactions, DBYC and DAC remain subsidiaries of PTS, Inc.

March 15, 2005
Power Save Energy Corporation formed.
October 11, 2006
PTS purchases Power Save Energy Corporation.
October 11, 2006
PTS renames Power Save Energy Corporation DBYC Delaware
November 15, 2005
PTS, Inc. purchases 100% of DAC-California.
December 15, 2004
PTS Cards, Inc. is incorporated in Nevada.
October 17, 2006
DAC California signs a merger agreement with DBYC Delaware effective January 1, 2007 for DBYC Delaware to remain the surviving corporation and a subsidiary of PTS, Inc.
November 8, 2006
PTS Cards, Inc. changes its name to Disability Access Corporation (DBYC NV).
November 15, 2006
DBYC Nevada merges with DBYC Delaware with DBYC Nevada remaining the surviving corporation.
January 3, 2007
DBYC NV amends the merger agreement with DAC California, whereby DAC California becomes a wholly owned subsidiary of DBYC Nevada. DBYC Nevada remains a subsidiary of PTS, Inc.

Disability Access Consultants, Inc. (“DAC”), out of an effort to create a system to facilitate and expedite the processes related to inspections based on the regulatory standards for the American with Disabilities Act (ADA) has developed a proprietary web-centric process which can be used for such purpose.  In addition to its original purpose, the process can also be adapted for other areas of regulatory inspection and requirements.  Though DAC’s original business is founded on performing ADA inspections, its efforts to automate the inspection process have resulted in an interactive system which can be readily adapted to a wide range of other regulatory required inspection areas such as but not limited to: Building Inspections, Health Inspections, Mine Safety, OSHA, Fire Inspections, etc.

DAC offers a full continuum of accessibility compliance services, software and automated solutions to comply with the requirements for mandated and recommended services for individuals with disabilities in accordance with federal, state and local laws and regulations.  Services are provided to a broad spectrum and growing number of clients as the concept of “ADA is Everyone’s Business” integrates into a large network of businesses and public entities.

Included in DAC’s automated solution for data collection, processing and reporting is compliance with state and federal accessibility regulations and codes.  DAC currently uses DACTrak by our staff to inspect sites and “process” a compliance report.  DACTrak provides a web based solution for the client to view, interact and manage their compliance data. The use of AcTrak was originally designed as a term for using the software on the pc tablet for the actual inspection process.  DACTrak was designed as the data management portion of the software for the clients to update and manage their report.  To avoid confusion, the terms AcTrak and DACTrak were “blended” or combined to refer to the same software, regardless of their use.  AcTrak was originally intended to be the intake portion of the software that utilized the laptop tablet.  DACTrak was the automatically generated report and the report management features that utilized the web. Over time, AcTrak has blended into DACTrak and the terms are used  in a similar capacity and reference. The software is now named DACTrak. The term DACTrak will be utilized in this document, as applicable.

Business Strategy

Long range business opportunities include potential expansion of current DAC accessibility and ADA compliance products and services into a large market arena that includes other regulatory areas in addition to the ADA.  The business strategy includes regulatory products in addition to the ADA. Our software expansion will be targeted for specific industry standards that may include, but are not limited to: building officials, code enforcement, insurance industry, risk managers, OSHA, insurance carriers, nuclear industry, FEMA, federal government, title insurance, banking and accounting.  The list of potential clients and markets represents a large market potential.  Revenue generation from the various areas of our current and new products will come from: Software licensing, Software training, Online and Telephone support, Data Storage and Client device utilization. DAC currently has insurance carriers, building officials, code enforcement, risk managers, city and county governments, federal government as clients for ADA and state accessibility regulations, the software expansion will target content areas and other needs beyond accessibility for each industry.  We are currently working on products for Fair Housing, of which we estimate we are roughly thirty-five (35%) complete towards a similar product service and system comparable in nature and method to our existing ADA software and services, along with other federal markets.  We expect to complete the software and development of the Fair Housing product in the fourth quarter 2009 and further expect release for commercial utilization in the first quarter of 2010.

As noted above, DAC presently is devoting resources to developing alternative commercial uses for its proprietary technology and product development software. Towards this end, the Board of Directors has elected to expand its software customer market base into Asia where certain parties have shown great interest in the Company’s proprietary technology. Accordingly, the Company has sent Peter Chin to China to establish the basis for introducing our products and services and has continued discussions with interested parties, to which efforts the Company believes will be productive post the global economic crisis. The Company’s Board feels this future expansion opportunity will help maximize growth opportunities as well as yielding enhanced shareholder value for the long term. DAC has certain long term client contract relations, which provides an excellent baseline of annual revenue and continues to expand its client base among public and private.  In the event that business circumstances warrant, the company has available, at no charge, an additional corporation named China Disability Access Corporation” which was created in 2006 by its parent company, PTS, Inc., for such future use if and when warranted as well as to provided some protection to the name.

Our Products and Services

Currently our services include onsite facility surveys by our inspectors utilizing DACTrak, review of client policies and procedures for discriminatory practices, consultation, plan reviews, expert witness services and providing training and staff development sessions.  Our current principal income is obtained from the use of our services and proprietary software related to accessibility compliance with State and Federal standards.

Though based on our earlier version the new version of DACTrak software has further enhanced and expanded the automated features of the entire inspection process and embraces a new business model, which significantly reduces the inspection and report generation time period, improving productivity by factors in excess of 800%, by using the tools and methodologies as generally outline and described below. Disability Access Corporation has created and is currently refining a do-it-yourself self service, subscription based, fully automated process to be used both internally and marketed to the public. We are currently completing the training manual and training materials for the do-it-yourself self service product.  The product is expected to be ready for customers in the fourth quarter of 2009.

These tools enable end-to-end do-it-yourself subscription based compliance solutions that are focused on large enterprise clients, specifically the federal government and other large corporate and public entities.  In addition, the product is designed to incorporate partnerships with existing competition by enabling them use of the product while safeguarding our knowledgebase and maintaining complete control.  In short, we have automated the entire process from a time-consuming, labor intensive and highly specialized procedure to a simple and fast method requiring minimal training.

DACTrak has improved worker productivity, created faster production delivery and provides enterprise management while drastically reducing labor costs and turn around times. Client access to information is managed and readily available through a web browser.  Inspections and field data are automatically processed and delivered to the client in real time.  The products will be available for large volume jobs such as the US Government.  Program updates will be accomplished through an auto feature and will work globally for all clients.

DACTrak is currently working and producing revenue in the current market. Fees vary due to the type, size, location, and quantity of the inspections to be completed and the timeline requested for completion. The potential market of clients that needs not only data collection, but automated processing of complex data and web based interaction and management is large and represents a significant revenue potential.  Reports were previously distributed by hard copy or on cd.  Reports are now accessed by the client via the web browser.  In selected cases, hard copies of the reports can be mailed or sent via PDF.

Competition

There is currently no do-it-yourself automated model electronic processing system available.  Based on our surveys and studies, our competition uses manual processes and rudimentary database lists are the only types of processes used at this time by competitors.  As a result, the surveys are laborious, require extensive training and not comprehensive.

Competitive Advantages

Most of DAC’s current competitors are architectural firms that perform design work in addition to ADA inspections and services, generally at higher prices than DAC. DAC is aware of some pricing by bid results and phone calls from clients.

What sets DAC apart from the competition is that DAC has developed the software, methodology and experience that exceed the competition’s data collection and delivery methods.  DAC has also developed a method to process complex information and has developed a methodology for data management. DAC has researched the delivery methods of our competitors. Some competitors do not use any databases. DAC is not aware of competitors that have a “self service or automated model” that processes complex information using an automated process. DAC has provided a technology based delivery of our inspection reports, which is not done by the majority of our competitors. Most of our competitors use simple database reporting.  DAC does not provide design services.

DAC also has the competitive advantages of lower cost of services that generates competitive pricing, as well as efficient and speedy report generation.  Our market speed and recognition will continue to develop and provide for a large increase in volume.  DAC has an established diverse client base.

As previously mentioned, the target market for future DAC clients expands beyond the market for accessibility products and services.  Expanding our currently working and revenue generating software into other markets is now a reality.

There is currently no do-it-yourself automated model electronic processing system available from the competition.  Based on our surveys and studies, manual processes and rudimentary database lists are the only types of processes used at this time by competitors.  As a result, the surveys are laborious, require extensive training and not comprehensive.

•

We Are the Developers of Our Technology. For the last 7 years we have been at the forefront in the innovation and design of automating the ADA inspection process.

•

We are the Creators of Our Own Technology.  We offer a superior technological solution at a far superior price.  Based upon research and analysis of our competitors, management believes we are the leading company in technology currently providing ADA inspections.

•

We Offer a Turn-Key Solution.  DAC offers a complete inspection, evaluation, reporting and data retention process for our ADA customers.  DAC further expects to extend this solution basis to other areas of required regulatory compliance.

Customers

Our new customers are mainly derived from “word of mouth” from current and previous customers, particularly as the litigation community as well as the construction contractor community is fairly small, need by these patrons stimulate peer query and we have enjoyed the resulting positive referrals.  Additionally, we obtain new patrons through customer initiated Website searches and from responding to various public “Request For Proposals”.

A very important component of the Market Strategy is customer retention.  The Company’s product is Web based not client based, and as such the customer is compelled to continue with the Company’s services for both software updates and data storage, the absence of which renders the customers final reports as static and of limited use in the changing reporting environment, thus effectively once a customer always a customer.

Though the product utilization opportunities are vast the larger potential core users are much more defined and easily targeted for presentation.  The following sales methodologies will be utilized; 1) direct sales solicitations; 2) target specific industry trade magazines; 3) web based marketing; 4) seminars and trade shows.  Additionally, as the Company’s solutions provide for a timely report turnaround at efficient pricing there will be a natural viral consumer marketing solution as various professionals share their solutions (most of the existing customers for DAC have been obtained in this manner); 5) Future Government Contracts.  The federal government is moving its facility requirements to match the current ADA standards, as such both systems and inspections services are expected to be routinely “put out for government bid”.

From January 1, 2008 through December 31, 2008, the Company has benefited, and continues, todate, to benefit from a contract with Yum Restaurant Services Group, Inc., a large international Quick Service Restaurant (QSR) chain.  DAC has contractual commitments to provide services related to approximately 4,000 of their locations.  During the aforementioned period the Company enjoyed approximately 53% of its gross revenue from this client.  The agreement is not exclusive and does not carry a calendar term, however, it is on an as available basis and as such tends to flow seasonally in parallel with construction seasons.  DAC charges clients an original inspection fee for each client restaurant and a lesser fee for each re-inspection (re-inspections are typical for facilities with significant exceptions noted in previous inspections). In addition to the inspection fee the client also reimburses for DAC’s staff travel and expenses.  While this client represented a significant part of DAC’s revenues in 2008, DAC expects to continue to diversify its client base and as such, under normal circumstances, DAC does not believe it is overly dependent on this client, particularly in light of the continued growing need for ADA inspections, and the expected inclusion of ADA compliance in the current economic stimulus legislation.  As evidence to the absence of dependency, with the exception of the second quarter of 2009 which was subjected to extraordinary timing and economic circumstances in the United States, the Company has experienced quarters where the activity from the client was nominal and the Company filled in the open times with other client work, typically in the areas of public facilities such as schools and universities.  Furthermore, the company has had significant other client activity such that the company finds itself often times declining request for work from other potential clients.  Additionally, as there is no material fixed costs associated with the inspections of the food chain facilities, accordingly, in the event there is an absence of work from said client there is no unrecoverable incremental costs so at worst the loss of this client would be opportunity loss not hard dollar costs.

The recently enacted economic stimulus legislation includes provisions for the construction and/or renovation of a number of government facilities, with collective construction budgets well into the billions.  By existing law these new and/or renovated facilities will be required to follow ADA compliance and accordingly provide additional business opportunities for our Company.

Intellectual Property

We regard the protection of copyrights, service marks, trademarks, trade dress and trade secrets as critical to our future success and will rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in products and services. Due to the high cost of filing, we have not filed trademark applications for our brand and logos, however as we increase our capital resources we intend to submit our most recently developed technology applications for various categories of intellectual property protection.

Government Regulation

Compliance with the Americans with Disabilities Act (ADA), federal accessibility standards and state disability laws and regulations applies to business and public entities.  The market is unique in that it is driven by accessibility requirements that are mandated.  Buildings, facilities, venues and programs that are open to the public are required to be accessible for individuals with disabilities.  Properties and services that are not accessible may be discriminatory and present a potential liability for property owners.  Purchasing properties that do not meet the required federal and state standards increase exposure to lawsuits and present additional liability for property owners and managers.

● More than 54 million people (20% of the population) in the United States have a disability ¹.

● The Americans With Disabilities Act (ADA) passed in 1990 ², requires all organizational entities, public or private, with more than 15 employees, to provide equal access for individuals with disabilities.

● There were more than 5.6 million firms in the United States; these businesses have more than 7.2 million establishments and sites at risk ³.

With the adoption of contemporary state and local building codes and with an increasing aging population demanding safe access, the need for accessibility risk management, compliant buildings and accessible programs will continue to intensify.

¹ U.S. Census Bureau, December 18, 2008 press release

² http://www.usdoj.gov/crt/ada/pubs/ada.txt

3 http://www2.census.gov/econ/susb/data/2002/us_6digitnaics_empl_2002.xls

The 2002 County Business Patterns and 2002 Economic Census was filed as Exhibit 99.2 to the Company's Form 10/A#4 filed on November 10, 2009.

Research and Development

The Company recognized that in order to maximize productivity, expand opportunities, and to grow beyond a specialty inspection business that developing unique information technology solutions was and is key to the long term dynamic growth of the Company.  Accordingly, the Company has committed significant resources to the development of various information processing solutions, with the goal to provide, in addition to professional inspection services, certain technology solutions as licensable products and services.  The Company spent $435,485 in 2007 on ordinary support and maintenance of the Company's software and system, through which the Company identified areas for future software and system development and accordingly spent $236,135 in 2008 which was capitalized. Though the clients of the Company will benefit from the efficiencies gained through our Research and Development, the Company will be able to expand and diversify its client base as well as afford an opportunity for business expansion by licensing the resultant developed software. The Company has enjoyed certain successes in this effort and has realized certain anticipated benefits accordingly.  The Company remains committed to continuing its Research and Development efforts with the following business goals and targets:

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Expand service areas, markets and applications beyond our current target market of compliance with accessibility regulations for state and local governments and businesses.

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Provide an option for our clients to utilize DACTrak to collect data themselves by licensing DACTrak on our customized pc tablet.

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Develop the infrastructure to support growth to other markets and applications.

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Provide regulatory agencies and businesses with an automated tool that can be used directly by the agency or business to provide consistent and reliable data collection and analysis of field information and the methodology to manage and update data.

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Provide training seminars.

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Develop training materials and publications for purchase.

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Provide licensing or subscription based use of DACTrak and the DAC pc tablet.

Employees

Disability Access Corporation currently has three employees who serve in administrative positions and three independent consultants.

Through our subsidiary, Disability Access Consultants, Inc., we have an additional seven full time employees and three independent consultants who serve in administrative positions. Management intends to hire additional employees only as needed and as funds are available.

Barbara Thorpe has extensive experience in accessibility solutions and assisting individuals with disabilities.  She serves as President, and along with her management responsibilities provides the vision to our IT Department to develop and expand the automated inspections systems.

Office and Facilities

Our corporate headquarters are located at 3355 Spring Mountain Road, Suite 66, Las Vegas, NV 89102, our telephone number at this address is 702-882-3999 and our executive offices are located at 720 W. Cheyenne Ave. Suite 220, North Las Vegas, NV 89030, our telephone number at this address is 702-649-7411. In addition, the Company has a northern California office located at 4160 Cherokee Road, Oroville, CA 95965.

ITEM 1A.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before deciding to purchase shares of our common stock. If any of the events, contingencies, circumstances or conditions described in the risks below actually occurs, our business, financial condition or results of operations could be seriously harmed.

Doubt as to Ability to Continue as Going Concern

Our independent certified public accountant has stated in their report included in this filing that we have suffered recurring losses from operations that raise substantial doubt about our ability to continue as a going concern.

The Company has experienced recurring operating losses and we currently have a working capital deficiency. There is a possibility that our revenues will not be sufficient to meet our operating costs. To date our liabilities have greatly exceeded our current assets. There is a substantial doubt that we can continue as a going concern.

The major part of the Company’s liabilities are in the form of loans which were obtained for operating and development purposes.  If these loans were not to be renewed the Company would be forced to seek either alternative financing sources, new equity investment, or alternatively sell certain material assets and/or seek reorganization under bankruptcy rules.  In the event these loans could not be continued there can be no current assurance of the continued viability of the Company.  Additionally, in the event that revenues were to decline below operating cost and such resultant loss exceeded cash and short term receivables there again can be no current assurance of the continued viability of the Company.

We will need additional capital to continue our operations and will endeavor to raise funds through the sale of equity shares and revenues from operations.

There can be no assurance that we will continue to generate revenues from operations or obtain sufficient capital on acceptable terms, if at all.  Failure to obtain such capital or generate such operating revenues would have an adverse impact on our financial position and results of operations and ability to continue as a going concern.  Our operating and capital requirements during the next fiscal year and thereafter will vary based on a number of factors, including the level of sales and marketing activities for our services and products.  There can be no assurance that additional private or public finances, including debt or equity financing, will be available as needed or, if available, on terms favorable to us.  Any additional equity financing may be dilutive to stockholders and such additional equity securities may have rights, preferences or privileges that are senior to those of our existing common stock.

Furthermore, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on our operating flexibility.  Our failure to successfully obtain additional future funding may jeopardize our ability to continue our business and operations.

If we raise additional funds by issuing equity securities, existing stockholders may experience a dilution in their ownership.  In addition, as a condition to giving additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders.

RISK FACTORS CONCERNING OUR BUSINESS AND OPERATIONS

We have an evolving business operation, which may make it difficult for investors to predict future performance based on current operations.

We have an evolving business operation which investors may find difficult to base an evaluation of our potential future performance. As a result, there can be no assurance that we will be able to develop consistent revenue sources, or that our operations will be profitable. Our prospects must be considered in light of the risks, expense and difficulties frequently encountered by companies in early stage of development.

We must, among other things, determine appropriate risks, rewards and level of investment in each project, respond to economic and market variable outside of our control, respond to competitive developments and continue to attract, retain and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations and financial condition.

We may need additional financing which we may not be able to obtain on acceptable terms. If we are unable to raise additional capital, as needed, the future growth of our business and operations would be severely limited. We may issue additional shares of common stock in the future, which could cause dilution to all shareholders.

We may seek to raise additional equity capital in the future to fund business alliances, develop new services and grow our sales capabilities organically or otherwise. Any issuance of additional shares of our common stock will dilute the percentage ownership interest of all shareholders and may dilute the book value per share of our common stock. A limiting factor on our growth, including our ability to enter our proposed markets, attract customers, and deliver our product in the targeted ADA inspection market, is our limited capitalization compared to other companies in the industry.

If we raise additional capital through issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of the Company held by existing shareholders will be reduced and our shareholders may experience significant dilution. In addition, new securities may contain rights, preferences or privileges that are senior to those of our common stock. There can be no assurance that acceptable financing necessary to further implement our plan of operation can be obtained on suitable terms, if at all. Our ability to develop our business could suffer if we are unable to raise additional funds on acceptable terms, which would have the effect of limiting our ability to increase our revenues or possibly attain profitable operations in the future.

We have not yet consummated any marketing, or other alliances necessary for the successful penetration of our target markets.

While we are not actively pursuing the relationships necessary to begin marketing DAC, we have yet to finalize any agreements with potential business partners, or third-party wholesalers or retailers for the marketing of DAC. There can be no assurance that we will be successful in doing so. If we are not successful in securing these critical alliances on reasonable terms, we may not generate sufficient revenue to conduct our operation or become profitable.

If we fail to protect our intellectual property, our planned business could be adversely affected by the absence of copyright and patent protections.

Our viability will depend on our ability to develop and maintain the proprietary aspects of our technology to distinguish our product from our competitors’ products and services. To protect our proprietary technology, we rely primarily on a combination of copyright, trademark and patent laws.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Unauthorized use of our proprietary technology could harm our business. Litigation to protect our intellectual property rights can be costly and time-consuming to prosecute, and there can be no assurance that we will be able to enforce our rights or prevent other parties from developing similar technology or designing around our intellectual property.

As the Company has not filed all protections possible, such as various copyright and patent protections related to developed software, the Company has risk such that unauthorized use of our proprietary technology could harm our business. Litigation to protect our intellectual property rights can be costly and time-consuming to prosecute, and there can be no assurance that we will be able to enforce our rights or prevent other parties from developing similar technology or designing around our intellectual property.

If our services and technology do not achieve market acceptance, we may not generate sufficient revenue to conduct our operations or become profitable.

We cannot assure you that a sufficient number of customers will purchase our services. The failure of Disability Access Corporation and its services to be accepted in the commercial marketplace would have material adverse effect on our business longevity. As a result, the value of your investment could be significantly reduced or completely lost.

Business concentrations.

Credit risk: We extend credit to our customers with no collateral which could expose  us to a loss.

Financial instruments, which potentially subject us to concentrations of credit risk, consist of cash and accounts receivable. We place our cash with high quality financial institutions and, at times, balances may exceed the FDIC $250,000 insurance limit. We extend credit based on an evaluation of a customer's financial condition, generally without collateral. Exposure to losses on accounts receivable is principally dependent on each customer's financial condition. We monitor our exposure for credit losses and maintain allowances for anticipated losses, if required.

Customers: Our customers make up the majority of our revenue and a loss of one of those customers could have adverse affects.

During 2008, one customer accounted for 53% of our revenue. During 2007, one customer accounted for a total of 44% of our revenue. No other customer accounted for more than 10% of revenue during 2008 and 2007.

At December 31, 2008, three customers accounted for a total of 89% of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable at December 31, 2008. We rely heavily on these customers for our income and a loss of one of these accounts could have negative affects to our short term and long term income.

During the six months ended June 30, 2009 and 2008, three customers accounted for 58% and 68%, respectively, of our revenue. No other customer accounted for more than 10% of revenue during 2009 and 2008. The loss of these customers could have a material adverse effect on our financial position and results of operations.

At June 30, 2009, two customers accounted for a total of 84% of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable at June 30, 2009.

Potential fluctuations in annual operating results.

Our annual operating results may fluctuate significantly in the future as a result of a variety of factors, most of which are outside our control, including the demand for our services, seasonal trends in purchasing, the amount and timing of capital expenditures; price competition or pricing changes in the industry; technical difficulties or system downtime; general economic conditions, and economic conditions specific to our industry.  Our annual results may also be significantly impacted by the impact of the accounting treatment of acquisitions, financing transactions or other matters.  Due to the foregoing factors, among others, it is likely that our operating results will fall below our expectations or those of investors in some future years.

Lack of independent directors could present the potential for a conflict of interest

We cannot guarantee that our board of directors will have a majority of independent directors in the future.  In the absence of a majority of independent directors, our executive officers, could establish policies and enter into transactions without independent review and approval thereof.  This could present the potential for a conflict of interest between us and our stockholders generally and the controlling officers, stockholders or directors.

Limitation of liability and indemnification of officers and directors could have adverse affects.

Our officer and directors are required to exercise good faith and high integrity in our management affairs.  Our articles of incorporation provide, however, that our officer and directors shall have no liability to our stockholders for losses sustained or liabilities incurred which arise from any transaction in their respective managerial capacities unless they violated their duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend or stock repurchase, or derived an improper benefit from the transaction.  Our articles and bylaws also provide for the indemnification by us of the officer and directors against any losses or liabilities they may incur as a result of the manner in which they operate our business or conduct the internal affairs, provided that in connection with these activities they act in good faith and in a manner that they reasonably believe to be in, or not opposed to, our best interests, and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations.

 We may experience rapid growth which will place a significant strain on our managerial, operational, and financial systems resources.  To accommodate our current size and manage growth, we must continue to implement and improve our financial strength and our operational systems, and expand, train and manage our sales and distribution base.  There is no guarantee that we will be able to effectively manage the expansion of our operations, or that our facilities, systems, procedures or controls will be adequate to support our expanded operations.  Our inability to effectively manage our future growth would have a material adverse effect on us.

RISK FACTORS CONCERNING INVESTMENT IN OUR COMPANY

There is currently no public market for our shares, and if an active market does not develop, investors may have difficulty selling their shares.

There is currently no public trading market for our common stock. We anticipate having a registered broker-dealer file a Form 15c211 with the Financial Industry Regulatory Authority that would permit our common stock to be quoted for trading on the Over-The-Counter Bulletin Board, but we cannot be sure that such an effort would be successful. If and when our stock does begin trading, we cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market or how liquid that trading market might become. If a trading market does not develop or is not sustained, it may be difficult for investors to sell shares of our common stock at a price that is attractive. As a result, an investment in our common stock may be illiquid and investors may not be able to liquidate their investment readily or at all when they desire to sell.

Our common stock is deemed to be a “Penny Stock,” which may make it more difficult for investors to sell their shares due to suitability requirements.

The SEC has adopted regulations that define a “penny stock,” generally, to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. This designation requires any broker or dealer selling our securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities.  These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of shareholders to sell their shares.

The market price of our common stock may fluctuate significantly in response to factors, and market volatility, some of which are beyond our control.

The market price of our common stock may fluctuate significantly in response to factors, some of which are beyond our control. These factors include:

∙

The announcement of new services, or service enhancements by us or our competitors;

∙

Developments concerning intellectual property rights and regulatory approvals relating to Disability Access Corporation;

∙

Quarterly variations in our results or the results of our competitors;

∙

Developments in our industry and target markets;

∙

General market conditions and other factors, including factors unrelated to our own operating performance.

Recently, the stock market in general has experience extreme price volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of shares of our common stock, which could cause a decline in the value of our shares. Price volatility may be worse if trading volume of our common stock is low.

Since our stock does not have a trading market, this risk will only come to fruition if a trading market develops.

We  do not anticipate paying dividends in the foreseeable future.

Since we are a development-stage company, we do not anticipate paying dividends in the foreseeable future. We do not anticipate paying dividends on either our common stock or preferred stock in the foreseeable future, but plan rather to retain earnings, if any, for the operation, growth and expansion of our business.

We are not likely to succeed unless we can overcome the many obstacles we face.

Investors should be aware of the difficulties, delays and expenses we encounter, many of which are beyond our control, including unanticipated market trends, employment costs, and administrative expenses.  We cannot assure our investors that our proposed business plans as described in this report will materialize or prove successful, or that we will ever be able to finalize development of our products or services or operate profitably.  If we cannot operate profitably, you could lose your entire investment.  As a result of the nature of our business, initially we expect to sustain substantial operating expenses without generating significant revenues.

ITEM 2.

FINANCIAL INFORMATION

The following financial data should be read in conjunction with the financial statements and related notes thereto and our "Management's Discussion and Analysis or Plan of Operation" discussions, all of which are included elsewhere in this registration statement.

The consolidated statements of operations data for the years ended December 31, 2008 and 2007 and the consolidated balance sheet data at December 31, 2008 and 2007 are derived from our consolidated financial statements and related notes thereto included elsewhere in this registration statement.

	December 31,
	2008	2007
STATEMENTS OF OPERATIONS DATA:
Sales	$1,417,724	$1,452,879
Cost of sales and operating expenses	1,278,401	1,505,814
Income (loss) from operations	139,323	(52,935)
Other expenses	(178,210)	(327,641)
Net loss	$(38,887)	$(380,576)
Basic loss per share	$(0.00)	$(0.00)
Weighted Average Shares	2,412,269,023	1,939,174,910

	2008	2007
BALANCE SHEET DATA: Current assets	$360,677	$496,421
Total assets	$1,641,599	$1,584,447
Total shareholders' equity	$723,345	$448,444

The consolidated statements of operations data for the six month ended June 30, 2009 and 2008 and the consolidated balance sheet data at June 30, 2009 and 2008 are derived from our consolidated financial statements and related notes thereto included elsewhere in this registration statement.

	For the Six Months Ended June 30,
	2009	2008
STATEMENTS OF OPERATIONS DATA:
Sales	$449,091	$779,622
Cost of sales and operating expenses	623,009	596,405
Income (loss) from operations	(173,918)	183,217
Other expenses	(28,209)	(373,301)
Net loss	$(202,127)	$(190,084)
Basic loss per share	$(0.00)	$(0.00)
Weighted Average Shares	2,437,676,200	2,386,582,646

	June 30,
	2009	2008
BALANCE SHEET DATA: Current assets	$168,190	$496,374
Total assets	$1,413,453	$1,666,227
Total shareholders' equity	$521,218	$347,169

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview

Disability Access Corporation (the “Company” or “DBYC”), presently has one subsidiary company, Disability Access Consultants, Inc.

Disability Access Consultants, Inc. (“DAC”) out of an effort to create a system to facilitate and expedite the processes related to inspections based on the regulatory standards for the American with Disabilities Act (ADA) has developed a proprietary web-centric process which can be used for such purpose.  In addition to its original purpose, the process can also be adapted for other areas of regulatory inspection and requirements.  Though DAC’s original business is founded on performing ADA inspections, its efforts to automate the inspection process have resulted in an interactive system which can be readily adapted to a wide range of other regulatory required inspection areas such as but not limited to: Building Inspections, Health Inspections, Mine Safety, OSHA, Fire Inspections, etc.

DAC is a corporation with an extensive history of accessibility compliance consulting. Beginning in July of 1998, our founder Barbara Thorpe established Disability Access Consultants, Inc. as a California S Corporation, with the intent of providing inspections for public entities with needs for ADA inspections.  Borrowing on Ms. Thorpe’s previous experience and expertise as an ADA coordinator for a public entity, the Company continued to grow and expand its inspection services from public entities to include private entities as well.  Though the original Company has been subsequently acquired and reorganized to its current public C Corporate structure, the Company has retained the talents, skills and expertise in the area of ADA inspections and has been frequently called upon to provide expert witness testimony in addition to its inspection and consulting services.  DAC has conducted over 4,000 inspections for cities, counties, schools and other public and private business, such as restaurants, hotels, retail businesses and commercial buildings. DAC provides consultation to numerous state and local governmental entities and businesses.  DAC has assisted city and county governments, the Federal government, school districts, and other public entities and municipalities. DAC has also assisted retail, commercial, recreational and corporate clients to comply with state and federal accessibility standards.  DAC has developed transition/barrier removal plans, provided consultation and expert witness services.  DAC offers pro-active services as well as support and assistance for companies that are facing penalties and litigation for being out of compliance. DAC has assisted in litigation and has performed compliance audits for public entities and other businesses. To help companies and public entities meet the requirements of the Americans with Disabilities Act and other accessibility standards, DAC has developed  proprietary software that is a management tool to simplify and streamline the accessibility compliance process. DAC has offices in Nevada and Northern California.

Current Business Plan and Plan of Operation

DAC presently is devoting resources to developing alternative commercial uses for its proprietary technology and product development software. Towards this end, the Board of Directors has elected to expand its software customer market base into Asia where certain parties have shown great interest in the Company’s proprietary technology. Accordingly, the Company has sent a representative to China to establish the basis for introducing our inspection products and inspection services and has continued discussions with interested parties, to which efforts the Company believes will be productive post the global economic crisis.  As China has a growing aging population and over recent years has adopted their own form of disability access compliance standards, the Company believes our existing suite of products and services could be easily adapted utilized in the China market.  The Company’s Board feels this future expansion opportunity will help maximize growth opportunities as well as yielding enhanced shareholder value for the long term. DAC has certain long term client contract relations, which provides an excellent baseline of annual revenue and continues to expand its client base among public and private entities. DAC has several contracts in the final stage of negotiations, for the current fiscal year, and will inform shareholders when finalized.  In addition, pending Federal government funding and allocation, DAC is a candidate for a very significant services contract to the Federal Government. Further, the Company continues to receive solicitations from both private and state government sectors to make its proprietary software available for licensed use. Management feels strongly that it will be the same within Asia. The potential licensing of the software has been a key long-term business goal of DAC and the demand has been deemed to be large enough to warrant continued and further development of that business opportunity.  The ability of DAC to continue operations is dependent upon its ability to successfully appoint key management and secure additional financing.

Capital Access

If our Company needs to raise capital, it can sell stock. The Company will be more likely to obtain capital access by being obligated under the Exchange Act of 1934 because investors will be able to verify all information about the Company, including annual audited financials. A public reporting status can also provide favorable terms for alternative financing which will help expand the Company’s business.

Better Liquidity for Shareholders

In general, stock in a public reporting company is much more liquid than stock in a public non-reporting company because the investor can verify all information about the Company, making it easier to decide whether to invest in the Company’s future. Investors of the Company may be able to buy or sell the stock more readily by being a reporting public company. This liquidity can elevate the value of the corporation which will attract more investors.

Financial Operations Overview

The Company expects to incur substantial additional costs related to ongoing development activities. Our future cash requirements will depend on many factors, including continued progress in our sales and development program, and the cost of product commercialization. Accordingly, we may require external financing to sustain our operations if we cannot continue to achieve a positive cash flow. Success in our future operations are subject to a number of technical and business risks, including our continued ability to obtain future funding and market acceptance for our services as further described above under Section 1A “Risk Factors.”

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities.  We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances.  Future events, however, may differ markedly from our current expectations and assumptions.  While there are a number of significant accounting policies affecting our consolidated financial statements, we believe the following critical accounting policies involve the most complex, difficult and subjective estimates and judgments.

Revenue Recognition

DAC generates revenue from services regarding compliance with state, federal and local accessibility codes.  Services include inspections of facilities, production of accessibility reports, consultation, expert witness services, and review of policies and procedures of the client. In all cases, revenue is recognized as earned by the Company.  Though contracts may vary between a progress-basis and completed project basis, as the client becomes liable to the Company for services provided, as defined in the agreement, the client is then invoiced and revenue is accordingly recognized and recorded.  The Company does not recognize or record any revenues for which it does not have a legal basis for invoicing or legally collecting. For progress-basis contracts, the Company invoices the client when it has completed the specified portion of the agreement, thereby, ensuring the client is legally liable to the Company for payment of the invoice. On progress-basis contracts, revenue is not recognized until this criteria is met. Approximately 20% of the revenue generated in 2008 came from progress-based agreements.  The Company generally seeks progress-based agreements when the length of engagement will exceed two months and the size of contract exceeds $25,000.

Software Development Costs

Costs incurred internally in creating a computer software product are charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detail program design or, in its absence, completion of a working model. Thereafter, all software production costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

Stock-Based Compensation

On January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), “Accounting for Stock-Based Compensation” , to account for compensation costs under our stock option plans.

We use the fair value method for equity instruments granted to non-employees and will use the Black Scholes model for measuring the fair value of options, if issued.  The stock based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the vesting periods. We did not grant any option awards during 2009, 2008 or 2007.

Research and Development

We expense software development costs up until the attainment of technological feasibility of our software products. During the year 2008, we have capitalized $236,135 of costs related to the development of software products which have achieved technological feasibility. No software development costs were capitalized during 2007. In 2006, DAC expended funds on their tablet software, reaching technical feasibility in January 2007. In 2007, DAC internally utilized the software on its existing clients testing software. In 2008, DAC decided to expand the initial product to be marketed to external users. During 2007, the Company spent $435,485 on ordinary support and maintenance of the Company's software and system, through which the Company identified areas for future software and system development such as various new solutions, logic pathways and end user functionalities. The afore referenced solutions and functionalities became the foundation for the product development capitalized in 2008.  Concurrently, in 2007, DAC restructured its technology support functions, and closed its Oregon technology office reducing staff and associated operating cost for support of the deployed systems.

Intangible and Long-Lived Assets

We follow SFAS No. 144, “Accounting for Impairment of Disposal of Long-Lived Assets”, which established a “primary asset” approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long lived asset to be held and used.  Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Goodwill is accounted for in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". We assess the impairment of long-lived assets, including goodwill and intangibles on an annual basis on December 31 of each year, or whenever events or changes in circumstances indicate that the fair value is less than its carrying value. Factors that we consider important which could trigger an impairment review include poor economic performance relative to historical or projected future operating results, significant negative industry, economic or company specific trends, changes in the manner of our use of the assets or the plans for our business, market price of our common stock, and loss of key personnel. We have determined that there was no impairment of goodwill during 2008 or 2007.

Potential Derivative Instruments

We periodically assess our financial and equity instruments to determine if they require derivative accounting. Instruments which may potentially require derivative accounting are conversion features of debt and common stock equivalents in excess of available authorized common shares.

We have determined that the conversion features of our debt instruments are not derivative instruments because they are not readily convertible to cash based on our historical trading volume.

We have determined that common stock equivalents in excess of available authorized common shares are not derivative instruments due to the fact that an increase in authorized shares is within our control because our chief executive officer, Peter Chin, and his spouse control approximately 99.7% of our voting power at both December 31, 2008 and June 30, 2009.

Results of Operations.

For the three months ended June 30, 2009 the Company experienced significant downturn in anticipated revenues, which were mostly the result of delays in contract bid awards which appear to be the result of delays in budget funding from various jurisdictions as well as delays in order release from a large long term client whom had represented that such orders might be directed in the second quarter but were delayed to the third quarter.  As a result of these delays, anticipated contract awards and order submissions that were expected in the second quarter ended June 2009 were actually awarded in June and July, 2009.  Amongst other contract and revenue sources these significant contracts and orders became active in the third quarter beginning July 1, 2009.  The expected value of the completed afore referenced contracts are expected to generate in excess of $925,000.  As additional reference, the Company’s revenue generation in the third quarter started July 1, 2009 through the two months ended August 31, 2009 exceeded the gross revenue for the entire third quarter of the prior year.  Management expects that with the release of various stimulus funds and the apparent economic turnaround in the United States that additional and greater contract awards and orders will be available to the Company throughout the balance of the year and that the Company continues to expect to exceed prior year’s bottom line performance.  It should be noted that though revenue was off in the second quarter ended June 30, 2009 that the company was able to sustain itself through receivable collections and without additional borrowings.

Three Months Ended June 30, 2009 compared to the Three Months Ended June 30, 2008.

Revenue

Total revenue was $165,935 for the three months ended June 30, 2009 compared to $498,897 during the three months ended June 30, 2008, a decrease of $332,962, or 67%. The decrease resulted from a decrease in 2009 inspections and projects, due to delays in client implementation. As ADA litigation continues to increase across the United States, and the Federal Government continues to tie Federal funding to requiring ADA compliance the Company expects to see both continued growth and demand for its range of products and services.

Cost of Revenue

Cost of revenue for the three months ended June 30, 2009 decreased by $17,641, or 12%, to $127,421 for the three months ended June 30, 2009 from $145,062 for the three months ended June 30, 2008. The components of cost of revenue are compensation costs of inspection staff and travel expense. Compensation costs of inspection staff decreased by $25,436 and travel expense increased by $7,795 from 2008. The decreases result from reductions in overtime costs.

Selling Expenses

Selling expenses for the three months ended June 30, 2009 decreased by $103, or 1%, to $19,500 for the three months ended June 30, 2009 from $19,603 for the three months ended June 30, 2008. Selling expenses consist primarily of compensation costs.

General and Administrative Expenses

Total general and administrative expenses for the three months ended June 30, 2009 increased by $64,709, or 56%, to $180,330 for the three months ended June 30, 2009 from $115,621 for the three months ended June 30, 2008. The primary components of our general and administrative expenses are compensation costs not associated with cost of revenues or the sales process, consulting fees, professional fees, rent and depreciation. The increase in general and administrative expenses resulted primarily from increases in compensation costs of approximately $16,000, consulting fees of approximately $19,000, depreciation of approximately $12,000 and a decrease in bad debt recoveries of approximately $15,000.

We do not expect general and administrative expenses to increase substantially in the coming 12 months.  We intend to focus on operating efficiencies, increasing revenues, and attaining profitability during this period. As our core support infrastructure is now in place we expect that increases in revenue will enjoy significant high margin profitability, particularly as our staff expansions will be in revenue generation and not support staff, (for example should the Company need to significantly expand the inspection staff, there will not be a need to expand administrative support nor management for that staffing, accordingly higher margins will be obtained).

Interest Expense and Change in Fair Value of Derivative Liability (Other income/expense)

Other income/expense for the three months ended June 30, 2009 was a net expense of $13,870 as compared to $216,966 for the three months ended June 30, 2008. The decrease results primarily from a decrease in the noncash charge for the change in fair value of our derivative liability of $197,923. Total noncash expense was $0 and $197,923 for 2009 and 2008, respectively.

Six Months Ended June 30, 2009 compared to the Six Months Ended June 30, 2008.

Revenue

Total revenue was $449,091 for the six months ended June 30, 2009 compared to $779,622 during the six months ended June 30, 2008, a decrease of $330,531, or 42%. Revenue recognized in 2009 on the completion of fourth quarter 2008 projects was offset by a decrease in 2009 inspections and projects, due to delays in client implementation. DAC had received advance indication from certain of its clients that significant number of sites were forth coming for inspection in the 2nd quarter of 2009 accordingly given the logistics and lead times for certain sized projects the company declined other request for work, in anticipation of such sites, thus resulting in temporary decrease in revenue generating activity, when the anticipated locations were not provided till the later part of the 2nd quarter 2009.  However, as ADA litigation continues to increase across the United States through both the efforts of private civil litigation and ongoing efforts by the Department of Justice, and the Federal Government continues to tie Federal funding to requiring ADA compliance the Company expects to see both continued growth and demand for its range of products and services.

Cost of Revenue

Cost of revenue for the six months ended June 30, 2009 decreased by $35,459, or 12%, to $253,626 for the six months ended June 30, 2009 from $289,085 for the six months ended June 30, 2008. The components of cost of revenue are compensation costs of inspection staff and travel expense. Compensation costs of inspection staff decreased by $39,944 and travel expense increased by $4,485 from 2008. The decreases result from reductions in overtime costs.

Selling Expenses

Selling expenses for the six months ended June 30, 2009 decreased by $664, or 2%, to $39,500 for the six months ended June 30, 2009 from $40,164 for the six months ended June 30, 2008. Selling expenses consist primarily of compensation costs.

General and Administrative Expenses

Total general and administrative expenses for the six months ended June 30, 2009 increased by $62,727, or 23%, to $329,883 for the six months ended June 30, 2009 from $267,156 for the six months ended June 30, 2008. The primary components of our general and administrative expenses are compensation costs not associated with cost of revenues or the sales process, consulting fees, professional fees, rent and depreciation. The increase in general and administrative expenses resulted primarily from increases in consulting fees of approximately $27,000, depreciation of approximately $24,000 and a decrease in bad debt recoveries of approximately $55,000, partially offset by decreases in compensation costs of approximately $6,000, professional fees of approximately $5,000, rent of approximately $6,000 and other expenses of approximately $27,000.

We do not expect general and administrative expenses to increase substantially in the coming 12 months.  We intend to focus on operating efficiencies, increasing revenues, and attaining profitability during this period. As our core support infrastructure is now in place we expect that increases in revenue will enjoy significant high margin profitability, particularly as our staff expansions will be in revenue generation and not support staff, (for example should the Company need to significantly expand the inspection staff, there will not be a need to expand administrative support nor management for that staffing, accordingly higher margins will be obtained).

Interest Expense and Change in Fair Value of Derivative Liability (Other income/expense)

Other income/expense for the six months ended June 30, 2009 was a net expense of $28,209 as compared to $373,301 for the six months ended June 30, 2008. The decrease results primarily from a decrease in the noncash charge for the change in fair value of our derivative liability of $334,484. Total noncash expense was $0 and $334,484 for 2009 and 2008, respectively.

Liquidity and Capital Resources

As of June 30, 2009, we had a deficiency in working capital of $651,721. Cash provided by operations was $45,939 during the six months ended June 30, 2009. A loss of $202,127 was offset by a decrease in accounts receivable of $183,556 and by a non-cash charge of $54,402 for depreciation and amortization. Net cash used in investing activities totaled $18,743 for the six months ended June 30, 2009, expended on software development. Cash used by financing activities for the six months ended June 30, 2009 was $29,917, resulting from principal payments on notes.

The Company expects to incur substantial additional costs related to ongoing development activities. Our future cash requirements will depend on many factors, including continued progress in our sales and development program, and the cost of product commercialization. Accordingly, we may require external financing to sustain our operations if we cannot continue to achieve a positive cash flow. Success in our future operations are subject to a number of technical and business risks, including our continued ability to obtain future funding and market acceptance for our services.

Our independent certified public accountants have stated in their report that due to our net losses and working capital deficiencies that there is a substantial doubt about our ability to continue as a going concern. In the absence of significant revenue and profits, we will be completely dependent on additional debt and equity financing arrangements. There is no assurance that any financing will be sufficient to fund our capital expenditures, working capital and other cash requirements for the fiscal year ending December 31, 2009. No assurance can be given that any such additional funding will be available or that, if available, can be obtained on terms favorable to us. If we are unable to raise needed funds on acceptable terms, we will not be able to execute our business plan, develop or enhance existing services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. A material shortage of capital will require us to take drastic steps such as further reducing our level of operations, disposing of selected assets or seeking an acquisition partner. If cash is insufficient, we will not be able to continue operations.

Year Ended December 31, 2008 compared to the Year Ended December 31, 2007.

Revenue

Total revenue was $1,417,724 for the year ended December 31, 2008 compared to $1,452,879 during the year ended December 31, 2007, a decrease of $35,155, or 2%. The decrease in revenues was due to a reduction in completed inspections that occurred during the fourth quarter of 2008. Additionally, the Company had initiated a fairly large project which consumed staff time in the fourth quarter, but due to the revenue recognition policies of the Company, the revenue was not recorded until after completion, which was in the first quarter of 2009. As ADA litigation continues to increase across the United States, and the Federal Government continues to tie Federal funding to requiring ADA compliance the Company expects to see both continued growth and demand for its range of products and services.

Cost of Revenue

Cost of revenue for the year ended December 31, 2008 increased by $41,048, or 7%, to $609,476 for the year ended December 31, 2008 from $568,428 for the year ended December 31, 2007. The components of cost of revenue are compensation costs of inspection staff and travel expense. Compensation costs of inspection staff increased by $33,044 and travel expense increased by $8,004 during 2008. The increased compensation results from fixed payroll costs which are not significantly affected by short term increases or decreases in inspections.

Selling Expenses

Selling expenses for the year ended December 31, 2008 increased by $16,135, or 24%, to $84,501 for the year ended December 31, 2008 from $68,366 for the year ended December 31, 2007. Selling expenses consist primarily of compensation costs. The increase results from additional personnel assigned to the sales function.

General and Administrative Expenses

Total general and administrative expenses for the year ended December 31, 2008 decreased by $284,596, or 33%, to $584,424 for the year ended December 31, 2008 from $869,020 for the year ended December 31, 2007. The primary components of our general and administrative expenses are compensation costs, consulting fees, professional fees, rent and depreciation. The decrease in general and administrative expenses resulted primarily from decreases in compensation costs of approximately $109,000, consulting fees of approximately $121,000, rent expense of approximately $39,000 and bad debt expense of approximately $46,000, partially offset by an increase in professional fees of approximately $28,000. The decrease in compensation and consulting costs results primarily from the capitalization of software development expenses.

We do not expect general and administrative expenses to increase substantially in the coming 12 months.

 We intend to focus on operating efficiencies, increasing revenues, and attaining profitability during this period. As our core support infrastructure is now in place we expect that increases in revenue will enjoy significant high margin profitability, particularly as our staff expansions will be in revenue generation and not support staff, (for example should the Company need to significantly expand the inspection staff, there will not be a need to expand administrative support nor management for that staffing increase, accordingly higher margins will be obtained.

Interest Expense, Income Allocated to Minority Interest, Finance Costs, Loss on Extinguishment of Debt and Fair Value of Derivative Liability (Other income/expense)

Other expense and finance cost for the year ended December 31, 2008 was $178,210 as compared to $327,641 for the year ended December 31, 2007. The decrease results primarily from a decrease in the noncash charge for the change in fair value of our derivative liability of $144,619.

Net Loss

We reported net loss of $38,887 during the year ended December 31, 2008 as compared with a loss of $380,576 for the year ended December 31, 2007. The decrease results from the various increases and decreases described above.

Liquidity and Capital Resources

As of December 31, 2008, we had a deficiency in working capital of $557,577. Cash provided by operations was $319,980 during the year ended December 31, 2008. Our net loss of $38,887 was offset by a decrease in accounts receivable of $140,708, an increase in accounts payable of $68,625, and by non-cash charges of $56,703 of depreciation and amortization and a charge of $108,572 related to the change in fair value of our derivative liability.  Net cash used in investing activities totaled $278,650 for the year ended December 31, 2008, primarily expended on software development. Cash used by financing activities for the year ended December 31, 2008 was $67,868.

In order to execute our business plan, we will need to acquire additional capital from debt or equity financing.

 Our independent certified public accountants have stated in their report, included in our Form 10, that due to our net losses and negative working capital that there is a substantial doubt about our ability to continue as a going concern. In the absence of significant revenue and profits, we will be completely dependent on additional debt and equity financing arrangements. There is no assurance that any financing will be sufficient to fund our capital expenditures, working capital and other cash requirements for the fiscal year ending December 31, 2009. No assurance can be given that any such additional funding will be available or that, if available, can be obtained on terms favorable to us. If we are unable to raise needed funds on acceptable terms, we will not be able to execute our business plan, develop or enhance existing services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. A material shortage of capital will require us to take drastic steps such as further reducing our level of operations, disposing of selected assets or seeking an acquisition partner. If cash is insufficient, we will not be able to continue operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

ITEM 3.

DESCRIPTION OF PROPERTIES

Our corporate headquarters are located at 3355 Spring Mountain Road, Suite 66, Las Vegas, NV 89102, our telephone number at this address is 702-882-3999 and our executive offices are located at 720 W. Cheyenne Ave. Suite 220, North Las Vegas, NV 89030, our telephone number at this address is 702-649-7411. In addition, the Company has a northern California office located at 4160 Cherokee Road, Oroville, CA 95965.

ITEM 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 2, 2009, information about the beneficial ownership of our capital stock with respect to each person known by Disability Access Corporation to own beneficially more than 5% of the outstanding capital stock, each director and officer, and all directors and officers as a group.

	Number of Shares Beneficially Owned		Percentage of Class (2)
Name and Address(1)		Class
Peter Chin(7) (8)	1,341,826,893	Common (9)	55%
CEO, and Chairman	10,000,000 8,000,000	Series A Preferred(3) Series C Preferred (4)	100% 100%
Sandy Chin(5)	5,000,014	Common	*
PTS, Inc.	1,175,126,879 10,000,000	Common(6) Series A Preferred(3)	46% 100%
Phillip Flaherty Director	6,166,671	Common	*
Barbara Thorpe President and Director	-0-	Common	*
All directors and executive officers(3 persons)	1,347,993,564 10,000,000 8,000,000	Common Series A Preferred(3) Series C Preferred(4)	55% 100% 100%
ECG International, Inc. 8880 Rio San Diego Drive 8th Floor San Diego, CA 92108	221,405,400	Common	9%
*Denotes less than 1%

1)     Unless noted otherwise, the address for all persons listed is c/o the Company at 3355 Spring Mountain Road, Suite 66, Las Vegas, NV 89102.

2)    The above percentages are based on 2,437,676,200 shares of common stock, 10,000,000 shares of Series B Preferred Stock and 8,000,000 shares of Series C Preferred Stock outstanding as November 2, 2009.

3)   Series A Preferred Stock has a voting right of 500:1. Every One (1) share of Preferred Series A Stock has the voting power of 500 common Shares. Except as otherwise required by law, each share of outstanding Series A Preferred Stock  shall entitle  the holder thereof to vote on each matter submitted to a vote of the stockholders of the Corporation.

4)

Series C Preferred Stock has a voting right of 1:1. Every One (1) share of Series C has conversion rights into 100 Common Shares.

5)    Peter Chin may be considered the beneficial owner of shares owned by his wife, Sandy Chin. Sandy Chin may also be considered the beneficial owner of 161,700,000 shares owned by her husband, Peter Chin and 1,175,126,879 shares owned by PTS, Inc.

6)   PTS, Inc. is controlled by Peter Chin who is the beneficial owner of the 1,175,126,879 shares.

7)   Peter Chin beneficially controls 502,141,826,893 of fully diluted common stock. This represents 99.7% of the common voting stock on a fully diluted basis.

8)   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

9)

The total aggregate shares of common stock owned by Peter Chin, which includes shares owned by wife Sandy Chin 5,000,014, PTS Inc. 1,175,126,879 and Peter Chin 161,700,000, as of November 2, 2009 is 1,341,826,893

“Beneficial ownership” means the sole or shared power to vote or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of or to direct the disposition of, a security).

ITEM 5.

DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

The executive officers and directors of the Company as of September 9, 2009 are as follows:

Name	Age	Position
Peter Chin	61	Chief Executive Officer, President and Chairman of the Board of Directors
Barbara Thorpe	56	President and Director
Phillip Flaherty	50	Director

Duties, Responsibilities and Experience

Peter Chin, Chief Executive Officer, President and Chairman of the Board of Directors – Mr. Chin has over 20 years of experience in the financial markets with a focus on corporate finance, advising companies in the United States and China. From 1993 to 2007, Mr. Chin has served on the board of directors of Golden Arrow Group of Companies, USA, a hotel and land management company in China.  In 2001, Mr. Chin served as a consultant for PTS, Inc., a publicly traded holding company and since 2002, he has served as PTS, Inc.’s chief executive officer and chairman of the board of directors. PTS' subsidiary, Glove Box Inc. (www.ptspi.com), owns the rights to patented, revolutionary Glove Box™, the only product that offers contamination reduction through automated glove dispensing. The Glove Box™ system is a free-standing dispenser of disposable latex gloves.

In addition, Mr. Chin currently serves as corporate secretary and a member of the board of directors of International Building Technologies Group, Inc. International Building Technologies Group, Inc. engages in the manufacture and sale of light weight building panels used in construction worldwide. It also provides customers with architectural design, panel supply, installation supervision, engineering, training, and technical support.

Mr. Chin has served on the board of director and as Chief Executive Officer of Disability Access Corporation since 2006.

Barbara Thorpe, President and Director – Ms. Thorpe is a seasoned entrepreneur and business executive with a strong background in the Americans with Disabilities Act and Section 504 of the Rehabilitation Act of 1973. Ms. Thorpe is the founder (1998) and current President of Disability Access Consultants, Inc., a position she has held since inception of the Company. Ms. Thorpe graduated Magna Cum Laude from the Colorado State University with a bachelor’s degree in Science, Occupational Therapy and Summa Cum Laude from the University of South Florida with a master’s degree in Administration and Supervision, Educational Leadership.

Ms. Thorpe currently serves on the board of the California Division of the State Architect State Advisory Board, the California Division of the State Architect Access Compliance Advisory Committee and the California Division of State Architect Education and Training Committee. Ms. Thorpe is currently appointed by the Office of the Independent Monitor regarding Chandra Smith vs. Los Angeles Unified School District Modified Consent Decree and appointed as a neutral monitor regarding implementation of a consent decree for a public school district in the California Bay Area. In addition, she currently assists a city government with an Americans Disabilities Act implementation plan.

Ms. Barbara Thorpe has served on the board of director and President of Disability Access Corporation since December 15, 2008.

Phillip Flaherty, Director - Since 1997 to present, Mr. Flaherty has served as a consultant and has provided domestic and international consulting services to various small and large, publicly traded and privately held service and gaming companies. During this time, he served as a consultant and later was employed as COO to Barrick Gaming, Inc., a Las Vegas based company from early 2002 though the end of 2005, after which he returned fulltime to his consulting services, Mr. Flaherty is currently self employed and consults to multiple clients.

Mr. Flaherty has served on the board of director of Disability Access Corporation since December 15, 2008.

From 1987 to mid 1996 he held various financial and marketing executive positions with the Desert Inn Resort and Casino culminating as President and Managing Director of the facility under Sheraton's ownership of the property in Las Vegas.  Prior to joining the Desert Inn Mr. Flaherty held various positions within Summa Corporation.

Additionally, Mr. Flaherty is active in the gaming community; he has served as a board member of the Nevada Resort Association as well as chair of both the Nevada Resort Association’s Legislative Committee and Currency Reporting Regulations Committee.  He was also a board member of Las Vegas Events, Inc. and is a University of Nevada Las Vegas graduate.

ITEM 6

EXECUTIVE COMPENSATION

The following table provides certain summary information concerning the compensation earned by the named executive officers for the fiscal years ended December 31, 2008 and 2007, for services rendered in all capacities to Disability Access Corporation:

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Peter Chin, President and Chief Executive Officer(1)	2008	$ -	$ -	$60,000 (1)	$ -	$-	$ -	$-	$60,000
	2007	$ -	$ -	$60,000 (2)	$ -	$-	$ -	$-	$60,000
Barbara Thorpe, President and Director	2008	$ -	$ -	$78,000	$ -	$ -	$ -	$ -	$78,000
	2007	$ -	$ -	$54,500	$ -	$ -	$ -	$ -	$54,500

(1)

Amount has been accrued as of December 31, 2008 and the Company expects to satisfy obligation to Mr. Chin through the issuance of stock.

(2)

Amount represents the estimated total fair market value of 8,000,000 shares of Series C Preferred Stock granted to Mr. Chin pursuant to SFAS 123R, as discussed in Note 2 to our audited financial statements for the fiscal year ended December 31, 2008 and 2007.

(3)

On May 17, 2007, Mr. Peter Chin was awarded 200,000,000 shares of Series C Preferred shares in exchange for deferred compensation due to Mr. Chin for the period beginning November 15, 2005 and ending November 15, 2006.  On November 15, 2007, Mr. Chin was awarded 600,000,000 shares of Series C Preferred shares in exchange for deferred compensation due to Mr. Chin for the period beginning November 15, 2006 and ending November 15, 2007.

Director Compensation

The following table provides compensation summary concerning the compensation earned by the named directors for the years ended December 31, 2008, 2007 and 2006

Name	Year	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
Peter Chin, Chairman of the Board of Directors	2008	-	-	-	-	-	-	-
	2007	-	-	-	-	-	-	-
	2006	-	-	-	-	-	-	-

Barbara Thorpe, Director	2008	-	-	-	-	-	-	-
Phillip Flaherty, Director	2008	-	-	-	-	-	-	-

During 2008 and 2007 and 2006 our Board of Directors did not receive any compensation for serving. Effective January 1, 2009 each member of the Board of Directors will receive $30,000 annually for their respective service. The Board service will be in addition to any other such form of income they may receive from the Company.

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Director Independence

Disability Access Corporation’s officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company’s minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity that was presented to it and only in that event, any of the Company’s officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

The Board of Directors has analyzed the independence of each director and has concluded that none of the directors are considered independent directors in accordance with the director independence standards of the Securities Exchange Commission.

Our Chief Executive Officer and parent company owned are our primary shareholders, owning approximately 1,341,827,000 shares of our common stock, or 55% of our standing common stock.

The Company's Director has contributed office space for our use for all periods presented.  There is no charge to us for the space, and the director will not seek compensation for the use of this space.

PTS, Inc. is the parent of Disability Access Corporation.  Currently, PTS, Inc. holds 1,175,126,879 common shares of Disability Access Corporation, which equals 48% of the currently issued and outstanding shares of the corporation.

ITEM 8.

LEGAL PROCEEDINGS

There are no pending or legal matters outstanding.

ITEM 9.

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY

AND RELATED SHAREHOLDER MATTERS

The Company’s Common Stock is currently traded on the Grey Market, the Other Over-the-Counter market, under the symbol “DBYC”. The following table sets forth the trading history of the Common Stock for each quarter since March 31, 2007 through December 31, 2008, as reported by Dow Jones Interactive. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. On March 13, 2008, the Company’s common stock was discontinued from trading on the Pink Sheets due to a ten day trading suspension implemented by the Securities Exchange Commission, after the ten day suspension the Company’s stock resumed trading on the Grey Market. The reason for suspension by the Securities Exchange Commission was that the previous Corporation that Disability Access Corporation merge with Power-Save Energy Corporation was a purloined Corporation. According to the SEC that there is a lack of current and accurate information concerning the securities of Disability Access Corporation. Trading in the securities of Disability Access Corporation appears to be predicated on apparent misstatements. From the previous corporations that Power-save Energy Corporation merged with certain persons appearing to have usurped the identity of a defunct or inactive publicly traded corporation, initially by incorporating a new entity using the same name, and then by obtaining a new CUSIP number and ticker symbol based on the apparently false representation that they were duly authorized officers, directors and/or agents of the original publicly traded corporation.. In order for Disability Access Corporation to resume trading on the Pink Sheets Disability Access Corporation is required to file the Form 15c2-11 under the Exchange Act. Due to the Company’s current trading status on the Grey Market there is an absence of an established public trading market.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
3/31/2007	0.004	0.001	0.003
6/30/2007	0.0007	0.0002	0.0005
9/30/2007	0.0004	0.0001	0.0003
12/31/2007	0.0002	0.0001	0.0001
3/31/2008	0.0005	0.0002	0.0002
6/30/2008	0.001	0.0003	0.0005
9/30/2008	0.0003	0.0001	0.0002
12/31/2008	0.0001	0.0001	0.0001

Holders of Common Stock

As of December 22,2009, 2009 there were approximately 954 shareholders of record of Disability Access Corporation’s 2,437,676,200 outstanding shares of common stock.

Dividend Policy

The payment of dividends is subject to the discretion of our Board of Directors and will depend, among other things, upon our earnings, our capital requirements, our financial condition, and other relevant factors. We have not paid or declared any dividends upon our common stock since our inception and, by reason of our present financial status and our contemplated financial requirements, do not anticipate paying any dividends upon our common stock in the foreseeable future.

We have never declared or paid any cash dividends. We currently do not intend to pay cash dividends in the foreseeable future on the shares of common stock. We intend to reinvest any earnings in the development and expansion of our business. Any cash dividends in the future to common stockholders will be payable when, as and if declared by our Board of Directors, based upon the Board’s assessment of:

•	our financial condition;
•	earnings;
•	need for funds;
•	capital requirements;

•	prior claims of preferred stock to the extent issued and outstanding; and
•	other factors, including any applicable laws.

Therefore, there can be no assurance that any dividends on the common stock will ever be paid.

ITEM 10.

RECENT SALES OF UNREGISTERED SECURITIES

During the year ended December 31, 2007 we issued 8,000,000 shares of preferred stock to Mr. Peter Chin, valued at $120,000, for services and 400,000,000 shares of common stock upon the conversion of $26,167 of principal amount of a debenture. In addition, the 400,000,000 shares were issued upon the conversion of debt and were issued in reliance on the exemption from registration provided by Rule 504 of Regulation D.

The 400,000,000 shares of our common stock we issued to the following persons who held convertible promissory notes for a total of approximately $26,167.

Name	Dollar Amount Converted	Number of Shares	Date of Conversion
Dobry TransAmerica Corporation	$8,500	85,000,000	7/23/2007
Dobry TransAmerica Corporation	$7,667	115,000,000	8/28/2007
EGG International, Inc.	$10,000	200,000,000	10/12/2007

We believe that these shares are exempt from registration by virtue of Rule 504 of Regulation D.

During the year ended December 31, 2008, we issued 221,405,400 shares of our common stock to the following person who held a convertible promissory note for a total of approximately $11,070.

Name	Dollar Amount Converted	Number of Shares	Date of Conversion
EGG International, Inc.	$11,070	221,405,400	2/12/2008

We believe that these shares are exempt from registration by virtue of Rule 504 of Regulation D.

Rule 504 and Regulation A under the Securities Act provide exemptions for offerings of securities on a public basis. Offerings under these exemptions are considered public because there are no restrictions on advertising or general solicitation in these offerings unlike other exemptions under the Securities Act. Section 4(2) of the Securities Act and Rules 505 and 506 generally prohibit advertising and general solicitation.

Rule 504 exempts from federal registration offerings of up to $1 million during a twelve month period if the offering meets certain conditions. Rule 504 is available only to companies that are not required to file periodic reports under the Exchange Act. A company may not rely on Rule 504 if it is an investment company or a blank check issuer. 53 http://www.sec.gov/news/studies/uniformy.htm#FOOTNOTE_53#FOOTNOTE_53 Offerings under Rule 504 need not comply with specific disclosure requirements and do not require federal filings, except for a post-sale Form D notice. Rule 504 offerings typically are registered in the states in which the offerings are to be conducted.

ITEM 11.

DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Common Stock.  On November 9, 2006, our Articles of Incorporation authorizes the issuance of 4,800,000,000 shares of Common Stock with a par value of $0.0001 per share. On December 5, 2008 the authorized Common Stock was amended to 2,445,000,000 shares with a par value of $0.00001 of which 2,437,676,200 shares were issued and outstanding as of December 22, 2009.

Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments.  The holders of our common stock are entitled to one vote for each  share of record on all matters to be voted on by shareholders.  There is no cumulative voting with respect to the election of our directors or any other matter.  Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors.  The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors from funds legally available therefore.  Cash dividends are at the sole discretion of our Board of Directors.  In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock.  Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Dividend Policy.  We have never issued any dividends and do not expect to pay any stock dividend or any cash dividends on our common stock in the foreseeable future.  We currently intend to retain our earnings, if any, for use in our business.  Any dividends declared on our common stock in the future will be at the discretion of our Board of Directors and subject to any restrictions that may be imposed by our lenders.

Preferred Stock.  On November 9, 2006 ,our Articles of Incorporation authorizes the issuance of two hundred million (200,000,000) shares of Preferred Stock with a par value of $0.0001. On December 5, 2008 the Company amended the authorized the Preferred Stock with a par value of $0.00001 to fifty five million (55,000,000) shares.  The Board of Directors has sole discretion in designating the preferences, limitations and relative rights of the Preferred Stock.

As of December 22, 2009 we have the following series authorized:

We have designated 10,000,000 shares of Series A preferred stock, $0.00001 par value, each share having voting rights equal to 500 shares of common stock. There are 10,000,000 shares of Series A preferred stock issued and outstanding as of December 22, 2009.

We have designated 5,000,000 shares of Series B convertible preferred stock, $0.00001 par value, each share convertible into $1 worth of common stock at, based on the average of the lowest 3 closing prices for the 20 day period prior to conversion.  There are no shares of Series B preferred stock issued and outstanding as of December 22, 2009.

We have designated 40,000,000 shares of Series C convertible preferred stock, $0.00001 par value, each share convertible into 100 shares of common stock. Each share has voting rights equal to the equivalent number of common shares on an as if converted basis.  There are 8,000,000 shares of Series C preferred stock issued and outstanding as of December 22, 2009.

Stock Option Plan.  We have not approved any stock option plans.

ITEM 12.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Under the Nevada General Corporation Law and our Articles of Incorporation, as amended, our directors will have no personal liability to us or our stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care". This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 13.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Index to Financial Statements and Financial Statement Schedules appearing on page F-1 through F-28 of this Form 10/A Registration Statement.

ITEM 14.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON

ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with our independent auditors during our two most recent fiscal years or any subsequent interim period. Our independent auditing firm is Lynda R. Keeton CPA, LLC, Certified Public Accountants, of Henderson, Nevada.

EXPERTS

Lynda R. Keeton CPA, LLC, Certified Public Accountants, have audited, as set forth in their report thereon appearing elsewhere herein, our audited financial statements at December 31, 2008 and December 31, 2007.  The financial statements referred to above are included in this registration statement with reliance upon the auditors’ opinion based on their expertise in accounting and auditing.

ITEM 15.

FINANCIAL STATEMENTS AND EXHIBITS

(a)

The following financial statements are filed with this registration statement: Our financial statements, including the report of independent registered public accounting firm, are included beginning at page F-1 immediately following the signature page of this registration statement:

(b)	Exhibits:

			Incorporated by reference
Exhibit	Exhibit Description	Filed herewith	Form	Period ending	Exhibit	Filing date
3.1	Accel Energy Group, Inc. Articles		10		3.1	12/24/2008
3.2	Accel Energy Group, Inc. By Laws		10		3.2	12/24/2008
3.3	Accel Energy Group, Inc. Articles of Amendment, name change to Power-Save Energy Corp.		10		3.3	12/24/2008
3.4	Power-Save Energy Corp. Amendment of Articles, name change to Disability Access Corporation		10		3.4	12/24/2008
3.5	Disability Access Corporation Amendment of Articles, decrease in capital stock		10		3.5	12/24/2008
4.1	Specimen Stock Certificate		10		4.1	12/24/2008
10.1	Services Agreement dated April 7, 2009 between Disability Access Consultants, Inc. and Tuolumne JPA and member Districts (JPA)		10-Q		10.1	9/28/2009
10.2	Services Agreement dated July 30, 2009 between Disability Access Consultants, Inc. and Sacramento City Unified School District		10-Q		10.2	9/28/2009
10.3	Agreement for ADA Consulting Services	X
21	List of Subsidiaries		10/A #1		21	2/23/2009
23.1	Consent of Independent Auditors	X
99.2	The 2002 County Business Patterns and 2002 Economic Census		10/A#4		99.2	11/10/2009

*

All exhibits are numbered with the number preceding the decimal indicating the applicable SEC reference number in Item 601 and the number following the decimal indicating the sequence of the particular document.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Disability Access Corporation:

We have audited the accompanying consolidated balance sheets of Disability Access Corporation as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the two years ended December 31, 2008 and 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards required that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Disability Access Corporation as of December 31, 2008 and 2007, and the results of its consolidated operations and its consolidated cash flows for the two years ended December 31, 2008 and 2007, in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has limited operations and continued net losses.  This raises substantial doubt about its ability to continue as a going concern.  Management’s plan in regard to these matters is also described in Note 1.   The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Lynda R. Keeton CPA, LLC

Lynda R. Keeton CPA, LLC

Henderson, NV

May 11, 2009, except for footnote 1, as to which the date is September 17, 2009

DISABILITY ACCESS CORPORATION CONSOLIDATED BALANCE SHEETS
	December 31,	December 31,
	2008	2007

ASSETS

Current assets
Cash	$ 113,509	$ 140,047
Accounts receivable, net of allowance of $1,448 and $14,707	240,458	352,678
Other current assets	6,710	3,696
Total current assets	360,677	496,421

Property and equipment, net	367,825	169,676

Goodwill	908,712	908,712
Deposits	4,385	9,638

TOTAL ASSETS	$ 1,641,599	$ 1,584,447

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable - trade	$ 78,942	$ 65,987
Accrued expenses	90,092	47,453
Advances payable	732	2,522
Advances from related parties	38,588	5,779
Notes payable, current portion	31,935	59,609
Notes payable, related party, including accrued interest	316,930	308,497
Note payable, officer	176,202	-
Lease payable, current portion	2,483	6,195
Debentures payable, current portion	182,350	90,000
Total current liabilities	918,254	586,042

Note payable, officer	-	229,738
Debenture payable, long term portion	-	123,833
Lease payable, long term portion	-	2,244
Derivative liability	-	194,146

Total liabilities	918,254	1,136,003

Stockholders' equity
Preferred stock Series A, $.00001 par value; 10,000,000 shares
authorized, issued and outstanding	100	100
Preferred stock Series B, $.00001 par value; 5,000,000 shares
authorized, no shares issued and outstanding	-	-
Preferred stock Series C, $.00001 par value; 40,000,000 shares authorized, 8,000,000 shares issued and outstanding,
respectively	80	80

Common stock, $.00001 par value; 2,445,000,000 shares
authorized, 2,437,676,200 and 2,216,270,800 shares issued and
outstanding, respectively	24,377	22,163
Additional paid-in capital	1,694,443	1,382,869
Accumulated deficit	(995,655)	(956,768)

Total stockholders' equity	723,345	448,444

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,641,599	$ 1,584,447

The accompanying notes are an integral part of these consolidated financial statements.

DISABILITY ACCESS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

Sales	$ 1,417,724	$ 1,452,879
Cost of sales	609,476	568,428

Gross profit	808,248	884,451

Selling expense	84,501	68,366
General and administrative	584,424	869,020

Total operating costs and expenses	668,925	937,386

Income (loss) from operations before other expense	139,323	(52,935)

Interest expense, net	(69,638)	(74,450)
Change in fair value of derivative liability	(108,572)	(253,191)

Net loss	$ (38,887)	$ (380,576)

Loss per common share, basic and diluted	$ (0.00)	$ (0.00)

Weighted average shares outstanding	2,412,269,023	1,939,174,910

The accompanying notes are an integral part of these consolidated financial statements.

DISABILITY ACCESS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

					Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Shares	Par Value	Shares	Par Value	Capital	Deficit	Total

Balance, December 31, 2006	10,000,000	$ 100	1,816,270,800	$ 18,163	$ 1,181,737	$ (576,192)	$ 623,808

Preferred shares issued for services	8,000,000	80	-	-	119,920	-	120,000

Shares issued upon conversion of
debt	-	-	400,000,000	4,000	22,167	-	26,167

Reclassify derivative liability	-	-	-	-	59,045	-	59,045

Net loss	-	-	-	-	-	(380,576)	(380,576)

Balance, December 31, 2007	18,000,000	180	2,216,270,800	22,163	1,382,869	(956,768)	448,444

Shares issued upon conversion of
debt	-	-	221,405,400	2,214	8,856	-	11,070

Reclassify derivative liability	-	-	-	-	302,718	-	302,718

Net loss	-	-	-	-	-	(38,887)	(38,887)

Balance, December 31, 2008	18,000,000	$ 180	2,437,676,200	$ 24,377	$ 1,694,443	$ (995,655)	$ 723,345

The accompanying notes are an integral part of these consolidated financial statements.

DISABILITY ACCESS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities:
Net loss	$ (38,887)	$ (380,576)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation and amortization	56,703	57,588
Bad debts, net of recovery	(28,488)	18,178
Issuance of shares for services	-	120,000
Change in fair value of derivative liability	108,572	253,191
Accrued interest on related party loans	8,433	21,611
Expenses paid by related party	2,075	-
Decrease (increase) in assets:
Accounts receivable	140,708	(199,544)
Other current assets	(3,014)	12,168
Deposits	5,253	(5,453)
Increase in liabilities:
Accounts payable and accrued expenses	68,625	39,810

Cash provided (used) by operating activities	319,980	(63,027)

Cash flows from investing activities:
Cash paid for fixed assets and software capitalization	(278,650)	(22,337)

Cash used by investing activities	(278,650)	(22,337)

Cash flows from financing activities:
Payments on notes and capital leases	(33,630)	(32,484)
Payments on related party notes	(29,739)	(20,262)
Notes payable - related party	-	150,000
Note payable - other	-	150,000
Repayments from related parties	(4,499)	(44,180)

Cash (used) provided by financing activities	(67,868)	203,074

Net (decrease) increase in cash	(26,538)	117,710
Cash, beginning of period	140,047	22,337
Cash, end of period	$ 113,509	$ 140,047

Supplemental Schedule of Cash Flow Information:
Cash paid for interest	$ 22,547	$ 51,268

Non-cash financial activities:

Debenture principal converted to common stock	$ 11,070	$ 26,167
Derivative liability reclassified to equity upon conversion of debt	77,739	59,045

Derivative liability reclassified to equity upon reassessment of derivative status	224,979	-
Accrued interest on related party notes added to principal	23,497	-
Distribution of fixed asset to related party as repayment of debt	23,798	-

The accompanying notes are an integral part of these consolidated financial statements.

DISABILITY ACCESS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1- ORGANIZATION AND NATURE OF OPERATIONS

Disability Access Corporation (“our”, “us”, “we”, “DBYC” or the “Company”) was incorporated in the state of Nevada on December 15, 2004 under the name of PTS Cards, Inc. and it was name changed to Disability Access Corporation on November 8, 2006. PTS, Inc, our parent company, purchased Power-Save Energy Corp., a Delaware corporation, on March 15, 2005. On November 15, 2005, PTS, Inc. purchased Disability Access Consultants, Inc. (“DAC”). On October 11, 2006, PTS, Inc. renamed Power-Save Energy Corp. to Disability Access Corporation (“DBYC Delaware”). On October 17, 2006 DAC signed a merger agreement with DBYC Delaware to be effective on January 2, 2007 with DBYC Delaware to be the surviving corporation. However, on November 9, 2006, Disability Access Corporation Nevada (“DBYC NV”) was incorporated. Management’s original intent was to merge DAC under DBYC Delaware. Instead, DBYC NV was formed to replace DBYC Delaware.

On November 15, 2006, DBYC NV was merged into DBYC Delaware, with DBYC NV remaining as the surviving public corporation and a subsidiary of PTS, Inc. Under the terms of the planned Merger agreement dated October 17, 2006 DAC was to be merged with and into DBYC NV, with DAC continuing as the surviving corporation. On January 3, 2007, upon further consideration, the Board of Directors of PTS, Inc. reconsidered the structure and decided, for various business optimization purposes, to forgo the merger of DAC. Instead, DAC became a wholly-owned subsidiary of DBYC NV.

Operations for 2008 and 2007 reflect revenue from DAC. Power-Save Energy Corp. was an inactive shell company at the date of acquisition, with no assets or operations. In all instances presented, Power-Save Energy Corp. is the accounting acquiree.

Effective November 15, 2005, PTS entered into a stock purchase agreement to acquire all of the issued and outstanding shares of the capital stock of DAC. The total consideration was 1,000,000 shares of PTS preferred stock Series E, valued at $1,000,000, and a note in the amount of $50,000, paid to a third party which held an option to acquire DAC, for an aggregate purchase price of $1,050,000.

The acquisition has been accounted for as a purchase in accordance with SFAS No. 141. The total purchase price was allocated as follows:

Cash	$ 20,237
Receivables	15,288
Other current assets	1,906
Property and equipment	229,814
Current liabilities	(125,957)
Goodwill	908,712
Total purchase price	$ 1,050,000

Our consolidated financial statements include DAC’s results of operations for all periods presented.

DAC was acquired by PTS to add a growth oriented operating company to PTS’ portfolio of subsidiaries. Goodwill recognized in the acquisition has been pushed down to the separate financial statements of DAC. None of the goodwill is deductible for tax purposes.

PTS, Inc. (“PTS”), a publicly held company, acquired 150,000,000 shares of Disability Access Corporation and we became a wholly owned subsidiary of PTS. We then effected a stock split of Disability Access Corporation such that there are now 2,437,676,200 common shares outstanding. During December 2006, PTS distributed 126,189,788 shares of Disability Access Corporation to its stockholders on a pro rata basis. PTS now owns approximately 48% of Disability Access Corporation common stock, but controls a majority of voting power. Prior to becoming a wholly owned subsidiary of DBYC, DAC was a wholly owned subsidiary of PTS.

Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern.  However, we have experienced recurring net operating losses, had a net loss of $38,887 for the year ended December 31, 2008, and have a working capital deficiency of $557,577 as of December 31, 2008. These factors raise substantial doubt about our ability to continue as a going concern.  Without realization of additional working capital, either through the sale of equity shares and increased revenues from operations, it would be unlikely for us to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

We will need to increase revenue and/or raise additional capital to continue our operations and will endeavor to raise funds through the sale of equity shares and increased revenues from operations.

There can be no assurance that we will continue to generate revenues from operations or obtain sufficient capital on acceptable terms, if at all.  Failure to obtain such capital or generate such operating revenues would have an adverse impact on our financial position and results of operations and ability to continue as a going concern.  Our operating and capital requirements during the next fiscal year and thereafter will vary based on a number of factors, including the level of sales and marketing activities for our services and products.  There can be no assurance that additional private or public finances, including debt or equity financing, will be available as needed or, if available, on terms favorable to us.  Any additional equity financing may be dilutive to stockholders and such additional equity securities may have rights, preferences or privileges that are senior to those of our existing common stock.

Furthermore, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on our operating flexibility.  Our failure to successfully obtain additional future funding may jeopardize our ability to continue our business and operations.

If we raise additional funds by issuing equity securities, existing stockholders may experience a dilution in their ownership.  In addition, as a condition to giving additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of DBYC and DAC. All significant intercompany transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents are comprised of certain highly liquid investments with maturities of three months or less when purchased.  We maintain our cash in bank deposit accounts which, at times, may exceed federally insured limits. We have not experienced any losses in such account. We do not have any cash equivalents at December 31, 2008 or 2007, and no individual bank account excees the federally insured limit of $250,000.

Accounts Receivable

Trade receivables are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition.

Revenue Recognition

DAC generates revenue from services regarding compliance with state, federal and local accessibility codes.  Services include inspections of facilities, production of accessibility reports, consultation, expert witness services, and review of policies and procedures of the client. In all cases, revenue is recognized as earned by the Company. Though contracts may vary between a progress-basis and completed project basis, as the client becomes liable to the Company for services provided, as defined in the agreement, the client is then invoiced and revenue is accordingly recognized and recorded.  The Company does not recognize or record any revenues for which it does not have a legal basis for invoicing or legally collecting. For progress-basis contracts, the Company invoices the client when it has completed the specified portion of the agreement, thereby, ensuring the client is legally liable to the Company for payment of the invoice. On progress-basis contracts, revenue is not recognized until this criteria is met. Approximately 20% of the revenue generated in 2008 came from progress-based agreements.  The Company generally seeks progress-based agreements when the length of engagement will exceed two months and the size of contract exceeds $25,000.

Concentrations

Credit risk:

Financial instruments, which potentially subject us to concentrations of credit risk, consist of cash and accounts receivable. We extend credit based on an evaluation of a customer's financial condition, generally without collateral. Exposure to losses on accounts receivable is principally dependent on each customer's financial condition. We monitor our exposure for credit losses and maintain allowances for anticipated losses, if required.

Customers:

During 2008, one customer accounted for 53% of our revenue. During 2007, one customer accounted for 44% of our revenue. No other customer accounted for more than 10% of revenue during 2008 and 2007. The loss of this customer could have a material adverse effect on our financial position and results of operations.

At December 31, 2008, three customers accounted for a total of 89% of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable at December 31, 2008.

Fair Value of Financial Instruments

For certain of our financial instruments, including accounts receivable, advances payable and notes payable, the carrying amounts approximate fair value due to their relatively short maturities.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of three to seven years.

Intangible and Long-Lived Assets

We follow SFAS No. 144, “Accounting for Impairment of Disposal of Long-Lived Assets”, which established a “primary asset” approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long lived asset to be held and used.  Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Goodwill is accounted for in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". We assess the impairment of long-lived assets, including goodwill and intangibles on an annual basis or whenever events or changes in circumstances indicate that the fair value is less than its carrying value. Factors that we consider important which could trigger an impairment review include poor economic performance relative to historical or projected future operating results, significant negative industry, economic or company specific trends, changes in the manner of our use of the assets or the plans for our business, market price of our common stock, and loss of key personnel. We have determined that there was no impairment of goodwill during 2008 or 2007.

Loss Per Share

Basic and diluted loss per common share for all periods presented is computed based on the weighted average number of common shares outstanding during the year as defined by SFAS No. 128, "Earnings Per Share”. The assumed exercise of common stock equivalents was not utilized for the years ended December 31, 2008 and 2007 since the effect would be anti-dilutive. There were 2,553,004,286 and 7,683,760,000 common stock equivalents outstanding at December 31, 2008 and 2007, respectively (see Note 6).

Software Development Costs

Costs incurred internally in creating a computer software product are charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detail program design or, in its absence, completion of a working model. Thereafter, all software production costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

During the year ended December 31, 2008, we have capitalized $236,135 of costs related to the development of software products for which technological feasibility was achieved in January of 2007. No costs were capitalized during 2007. The costs are being amortized over their five year estimated economic life.

Income Taxes

We have adopted the provisions of SFAS No. 109 "Accounting for Income Taxes"("SFAS 109") SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to more likely than not be realized.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the recognition threshold and measurement of a tax position taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes.

Stock Based Compensation

On January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), “Accounting for Stock-Based Compensation”, to account for compensation costs under our stock option plans. We did not grant any option awards during 2008 or 2007.

We use the fair value method for equity instruments granted to non-employees and will use the Black Scholes model for measuring the fair value of options, if issued.  The stock based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the vesting periods.

Potential Derivative Instruments

We periodically assess our financial and equity instruments to determine if they require derivative accounting. Instruments which may potentially require derivative accounting are conversion features of debt and common stock equivalents in excess of available authorized common shares.

We have determined that the conversion features of our debt instruments are not derivative instruments because they are not readily convertible to cash based on our historical trading volume.

We have determined that common stock equivalents in excess of available authorized common shares are not derivative instruments due to the fact that an increase in authorized shares is within our control because our chief executive officer, Peter Chin, and his spouse control over 50% of our voting power.

Fair Value Accounting

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 were adopted January 1, 2008. In February 2008, the FASB staff issued Staff Position No. 157-2 “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). FSP FAS 157-2 delayed the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The provisions of FSP FAS 157-2 are effective for the Company’s fiscal year beginning January 1, 2009.

FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial liabilities measured at fair value by level within the fair value hierarchy. As required by FAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company designates cash equivalents as Level 1. As of December 31, 2008 and 2007, the Company did not have any cash equivalents, therefore there were no assets measured at fair value.

Fair Value at December 31, 2008
	Total	Level 1	Level 2	Level 3
Liabilities:
Conversion option liability	$-	$-	$-	$-

The Company’s conversion option liability is valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. These financial liabilities do not trade in liquid markets, and as such, model inputs cannot generally be verified and do involve significant management judgment. Such instruments are typically classified within Level 3 of the fair value hierarchy.

The table below sets forth a summary of changes in the fair value of the Company’s Level 3 financial liabilities (detachable warrants and conversion option liabilities) for the year ended December 31, 2008.

Balance at beginning of period	$194,146
Change in fair value of conversion option	108,572
Reclassification to equity upon conversion	(77,739)
Reclassification to equity upon reassessment	(224,979)

Balance at end of period	$-

The total amount of the changes in fair value for the period was included in net loss as a result of changes in the Company’s stock price from December 31, 2008.

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of FAS 159 were adopted January 1, 2008. The Company did not elect the Fair Value Option for any of its financial assets or liabilities, and therefore, the adoption of FAS 159 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141R, Business Combinations , and Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements,    an amendment of ARB No. 51 .  These new standards significantly change the accounting for and reporting of business combination transactions and noncontrolling interests (previously referred to as minority interests) in consolidated financial statements.  Both standards are effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. These Statements are effective for the Company beginning on January 1, 2009.  The Company is currently evaluating the provisions of FAS 141(R) and FAS 160.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, “Disclosures About Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133”.  This new standard enhances the disclosure requirements related to derivative instruments and hedging activities required by FASB Statement No. 133.  This standard is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The Company adopted the required provisions of SFAS 161 on January 1, 2008 and the adoption did not have a significant impact on its consolidated financial position and results of operations.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.”  This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).  This Statement will not have an impact on the Company’s financial statements.

In June 2008, the FASB issued Emerging Issues Task Force No. 07-5 (EITF 07-5), “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”. EITF 07-5 requires entities to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock by assessing the instrument’s contingent exercise provisions and settlement provisions. Instruments not indexed to their own stock fail to meet the scope exception of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, paragraph 11(a), and should be classified as a liability and marked-to-market. The statement is effective for fiscal years beginning after December 15, 2008 and is to be applied to outstanding instruments upon adoption with the cumulative effect of the change in accounting principle recognized as an adjustment to the opening balance of retained earnings. The Company has assessed its outstanding equity-linked financial instruments and has concluded that the adoption of EITF 07-05 will not have a material impact on its consolidated financial statements.

NOTE 3 - RELATED PARTY TRANSACTIONS

Due to Related Parties

As of December 31, 2008, we have received an aggregate of $285,000 from our parent, PTS, pursuant to our 8% convertible promissory notes. The notes are convertible into our common stock, at the option of the holder, at a 30% discount to the current market price of our stock at the date of conversion. On January 1, 2008 each note and related accrued interest aggregating $23,497 were amended into new 8% convertible notes, each note maturing December 31, 2008 and retaining the same conversion provisions. At December 31, 2008, principal and accrued interest on the notes was $308,497 and $8,433, respectively.

As of December 31, 2008 we have an additional payable to PTS of $38,588. This amount includes $35,233 of DAC debenture principal which was converted into 35,000,000 shares of PTS.

We received advances aggregating $250,000 from an officer of DAC during the six months ended June 30, 2006. On June 30, 2006 these advances were converted to notes payable bearing interest at 9% and due June 30, 2009. During 2008, we paid $53,536 of principal and $8,548 of accrued interest to the officer. The payments made included the non-cash distribution of a vehicle valued at $23,798. As of December 31, 2008 the principal balance of this note was $176,202 and accrued interest on the note payable is $5,026.

NOTE 4 - STOCK TRANSACTIONS

We are authorized to issue a total of 2,500,000,000 shares of stock, 2,445,000,000 shares of common stock and 55,000,000 shares of preferred stock.

We have designated 10,000,000 shares of Series A preferred stock, $.00001 par value, each share having voting rights equal to 500 shares of common stock.

We have designated 5,000,000 shares of Series B convertible preferred stock, $.00001 par value, each share convertible into $1 worth of common stock at, based on the average of the lowest 3 closing prices for the 20 day period prior to conversion.

We have designated 40,000,000 shares of Series C convertible preferred stock, $.00001 par value, each share convertible into 100 shares of common stock. Each share has voting rights equal to the equivalent number of common shares on an as if converted basis.

 .

During the year ended December 31, 2008 we issued 221,405,400 shares of common stock upon the conversion of $11,070 of principal amount of a debenture.

During the year ended December 31, 2007:

We issued 8,000,000 shares of preferred stock, valued at $120,000, for services.

We issued 400,000,000 shares of common stock upon the conversion of $26,167 of principal amount of a debenture.

On December 5, 2008 the Company’s Board of Directors determined that it was in the best interest of the Company to decrease the authorized capital stock 5,000,000,000 to 2,500,000,000.  On the same date, the Company filed a Certificate of Amendment to the Articles of Incorporation with the state of Nevada decrease the authorized capital stock 5,000,000,000 to 2,500,000,000 with 2,445,000,000 in common shares, par value $0.00001 and 55,000,000 in preferred shares, par value $0.00001. All references to capital stock in these notes to consolidated financial statements and the accompanying financial statements have been adjusted to reflect the decrease for all periods presented.

NOTE 5 - CONVERTIBLE DEBENTURES AND NOTES PAYABLE

During the quarter ended March 31, 2007, we issued a convertible debenture in the amount of $150,000. The note bears interest at the rate of 8% per year and matures on June 30, 2009. The note is convertible into DBYC common stock (ticker symbol “DBYC”) at a 50% discount to market and due to this variability the embedded conversion option is accounted for under EITF issue No. 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" . We have accounted for the embedded conversion option as a derivative liability until November 15, 2008 at which time we determined that the conversion option was no longer a derivative instrument since it was not readily convertible to cash. Accordingly, the embedded conversion option was marked to market through earnings at the end of each reporting period and through November 15, 2008 at which time the liability of $224,979 was reclassified to additional paid-in capital. The conversion option was valued using the Black-Scholes valuation model. For the years ended December 31, 2008 and 2007, the Company recorded an expense of $108,572 and $253,191, respectively, representing the change in the value of the embedded conversion option.

During 2008 the holder of the debenture converted $11,070 of principal into 221,405,400 shares of our common stock. As a result of the conversion, we have reclassified $77,739 of our derivative liability to additional paid in capital. This amount represents the fair value of the derivative liability related to the conversion on the date of the conversion.

During 2007 the holder of the debenture converted $26,167 of principal into 400,000,000 shares of our common stock. As a result of the conversion, we have reclassified $41,179 of our derivative liability to additional paid in capital. This amount represents the fair value of the derivative liability related to the conversions on the dates of the conversions.

As of December 31, 2008, we have received an aggregate of $285,000 from our parent, PTS, pursuant to our 8% convertible promissory notes. The notes are convertible into our common stock, at the option of the holder, at a 30% discount to the current market price of our stock at the date of conversion. On January 1, 2008 each note and related accrued interest aggregating $23,497 were amended into new 8% convertible notes, each note maturing December 31, 2008 and retaining the same conversion provisions. At December 31, 2008, principal and accrued interest on the notes was $308,497 and $8,433, respectively.

On January 1, 2008, debentures and related accrued interest issued by DAC were combined into new convertible debentures in the aggregate amount of $104,821. The debentures bear interest at 8%, are due on December 31, 2008 and are convertible into either DAC or PTS common stock, at the option of the holder, at a 30% discount to the current market price at the date of conversion. During the year ended December 31, 2008 $35,233 of principal was converted into 35,000,000 shares of PTS common stock.

We have received advances aggregating $250,000 from an officer of DAC during the six months ended June 30, 2006. On June 30, 2006 these advances were converted to notes payable bearing interest at 9% and due June 30, 2009. During 2008, we paid $53,536 of principal and $8,548 of accrued interest to the officer. The payments made included the non-cash distribution of a vehicle valued at $23,798. As of December 31, 2008 the principal balance of this note was $176,202 and accrued interest on the note payable is $5,026.

DAC has established a 2-year $100,000 line of credit with Tri Counties Bank.  Terms of the loan require interest at Prime +2% interest (6% at December 31, 2008), payable monthly. The current balance as of December 31, 2008 is $31,935 with minimum monthly interest-only payments.   The line of credit is personally guaranteed by Barbara Thorpe, the President of DAC. Since the line of credit may be called upon 60 days notice by the bank, the entire balance is classified as a current liability at December 31, 2008.

NOTE 6 – CONVERTIBLE PREFERRED STOCK AND DEBENTURES

As of December 31, 2008, the common stock equivalents of the Company exceeded the total common stock available for issuance by approximately 2,545,700,000 shares.  The Company’s Chief Executive Officer, Peter Chin, controls 8,000,000 shares of Series C Preferred Stock that are convertible into 800,000,000 common shares of the Company. PTS holds debt that is convertible into 1,189,189,286 shares of common stock of the Company. Unless and until there is enough authorized common stock available to cover all common stock equivalents, Mr. Chin and PTS will not convert any preferred shares or debt.

After giving consideration to the convertible preferred stock and convertible debt held by Mr. Chin and PTS, our remaining common stock equivalents exceed our common shares available for issuance by approximately 556,000,000. Although we are required to obtain shareholder approval to increase our authorized shares, Mr. Chin and PTS have control of shareholder votes in excess of 50%. Therefore, the ability to increase our authorized shares is considered to be within the Company’s control and we have not accounted for these common stock equivalents as derivative instruments at December 31, 2008.

NOTE 7 - INCOME TAXES

During the year ended December 31, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which supplements SFAS No. 109, "Accounting for Income Taxes," by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely- than-not to be sustained based solely on its technical merits no benefits of the tax position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. With the adoption of FIN 48, companies are required to adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained. Any necessary adjustment would be recorded directly to retained earnings and reported as a change in accounting principle.

As of December 31, 2008 we have fully allowed for any deferred tax assets as management has determined that it is more-likely-than-not that we will no sustain the use of our net operating loss carryforwards and have established a valuation allowance for them. The valuation allowance decreased by $14,000 and increased by $41,000 during the years ended December 31, 2008 and 2007, respectively.

Significant components of the Company's deferred income tax assets at December 31, 2008 and 2007 are as follows:

	2008	2007
Deferred income tax asset:
Net operating loss carryforward	$219,000	$233,000
Valuation allowance	(219,000)	(233,000)

Net deferred tax asset	$-	$-

Reconciliation of the effective income tax rate to the U. S. statutory rate is as follows:

	2008	2007
Tax expense at the U.S. statutory
income tax rate	(34%)	(34%)
Increase in valuation allowance	34%	34%

Effective income tax rate	-	-

Upon adoption of FIN 48 as of January 1, 2007, the Company had no gross unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. At December 31, 2007 the amount of gross unrecognized tax benefits before valuation allowances and the amount that would favorably affect the effective income tax rate in future periods after valuation allowances were $0. These amounts consider the guidance in FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48". The Company has not accrued any additional interest or penalties as a result of the adoption of FIN 48.

The Company has not filed income tax returns in the United States federal jurisdiction and certain states in the United States. The Company is in the process of preparing and filing its US federal returns. These U. S. federal returns are considered open tax years as of the date of these consolidated financial statements. No tax returns are currently under examination by any tax authorities.

NOTE 8 – PROPERTY AND EQUIPMENT

Fixed assets and accumulated depreciation at December 31, 2008 and 2007 consists of the following:

	2008	2007
Furniture and fixtures	$ 11,631	$ 11,631
Equipment and machinery	202,737	214,867
Software	331,722	95,587
	545,090	322,085
Accumulated depreciation	(178,265)	(152,409)
Net book value	$ 367,825	$ 169,676

Depreciation expense was $56,703 and $57,588 for the years ended December 31, 2008 and 2007, respectively.

During 2006, we acquired property and equipment in the amount of $17,261, pursuant to a capital lease. The depreciation on this equipment is included in the expense reported above.  Our capital lease obligation matures in 2009.

Approximate amortization of software costs for the next five years is as follows: 2009, $66,000; 2010, $64,000; 2011, $47,000; 2012, $47,000; and 2013, $24,000.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Operating Leases

All of our operating leases are either on a month to month basis or expire during 2009.  Future minimum lease payments are $120,842.

Rent expense for the years ended December 31, 2008 and 2007 was $85,627 and $124,730, respectively.

DISABILITY ACCESS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2009	2008
	(Unaudited)
ASSETS

Current assets
Cash	$ 110,788	$ 113,509
Accounts receivable, net of allowance of $1,448 and $1,448	56,902	240,458
Other current assets	500	6,710
Total current assets	168,190	360,677

Property and equipment, net	332,166	367,825

Goodwill	908,712	908,712
Deposits	4,385	4,385

TOTAL ASSETS	$ 1,413,453	$ 1,641,599

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable - trade	$ 18,249	$ 78,942
Accrued expenses	138,311	90,092
Advances payable	1,689	732
Advances from related parties	38,588	38,588
Notes payable, current portion	27,503	31,935
Notes payable, related party, including accrued interest	329,608	316,930
Note payable, officer	153,200	176,202
Lease payable, current portion	-	2,483
Debentures payable, current portion	112,763	182,350
Total current liabilities	819,911	918,254

Debenture payable, long term portion	72,324	-

Total liabilities	892,235	918,254

Stockholders' equity
Preferred stock Series A, $.00001 par value; 10,000,000 shares
authorized, issued and outstanding	100	100
Preferred stock Series B, $.00001 par value; 5,000,000 shares
authorized, no shares issued and outstanding	-	-
Preferred stock Series C, $.00001 par value; 40,000,000 shares
authorized, 8,000,000 shares issued and outstanding	80	80
Common stock, $.00001 par value; 2,445,000,000 shares
authorized, 2,437,676,200 shares issued and
outstanding	24,377	24,377
Additional paid-in capital	1,694,443	1,694,443

Accumulated deficit	(1,197,782)	(995,655)

Total stockholders' equity	521,218	723,345

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,413,453	$ 1,641,599

The accompanying notes are an integral part of these condensed consolidated financial statements.

DISABILITY ACCESS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Sales	$ 165,935	$ 498,897	$ 449,091	$ 779,622
Cost of sales	127,421	145,062	253,626	289,085

Gross profit	38,514	353,835	195,465	490,537

Operating costs and expenses
Selling expense	19,500	19,603	39,500	40,164
General and administrative	180,330	115,621	329,883	267,156

Total operating costs and expenses	199,830	135,224	369,383	307,320

Loss from operations before other expense	(161,316)	218,611	(173,918)	183,217

Interest expense, net	(13,870)	(19,043)	(28,209)	(38,817)
Change in fair value of derivative liability	-	(197,923)	-	(334,484)

Net (loss) income	$ (175,186)	$ 1,645	$ (202,127)	$ (190,084)

(Loss) income per common share, basic and diluted	$ (0.00)	$ 0.00	$ (0.00)	$ (0.00)

Weighted average shares outstanding,
basic and diluted	2,437,676,200	2,437,676,200	2,437,676,200	2,386,582,646

The accompanying notes are an integral part of these condensed consolidated financial statements.

DISABILITY ACCESS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Unaudited)

	2009	2008

Cash flows from operating activities:
Net loss	$ (202,127)	$ (190,084)
Adjustments to reconcile net loss to net
cash provided by operating activities:
Depreciation and amortization	54,402	30,085
Bad debts	-	(12,409)
Change in fair value of derivative liability	-	334,484
Accrued interest on related party loans	12,678	12,172
Decrease (increase) in assets:
Accounts receivable	183,556	15,140
Other current assets	6,210	(4,941)
Deposits	-	-
Increase (decrease) in liabilities:
Accounts payable and accrued expenses	(8,780)	(24,119)

Cash provided by operating activities	45,939	160,328

Cash flows from investing activities:
Cash paid for fixed assets	(18,743)	(111,911)

Cash used by investing activities	(18,743)	(111,911)

Cash flows from financing activities:
Payments on notes and capital leases	(6,915)	(14,593)
Repayment of advances from related party	-	(11,543)
Payments on related party notes	(23,002)	(24,538)

Cash used by financing activities	(29,917)	(50,674)

Net (decrease) in cash	(2,721)	(2,257)
Cash, beginning of period	113,509	140,047
Cash, end of period	$ 110,788	$ 137,790

Supplemental Schedule of Cash Flow Information:
Cash paid for interest	$ 9,576	$ 10,352

Non-cash financial activities:

Debenture principal converted to common stock	$ -	$ 11,070
Derivative liability reclassified to equity upon conversion of debt	-	77,739
Debenture converted into parent common stock	-	14,000
Accrued interest on related party notes added to principal	8,433	23,497
Accrued interest on debentures added to principal	2,737	14,821

The accompanying notes are an integral part of these condensed consolidated financial statements.

DISABILITY ACCESS CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009

(Unaudited)

NOTE 1- ORGANIZATION AND NATURE OF OPERATIONS

Disability Access Corporation (“our”, “us”, “we”, “DBYC” or the “Company”) was incorporated in the state of Nevada on December 15, 2004 under the name of PTS Cards, Inc and it was name changed to Disability Access Corporation on November 8, 2006. PTS, Inc, our parent company, purchased Power-Save Energy Corp., a Delaware corporation, on March 15, 2005. On November 15, 2005, PTS, Inc. purchased Disability Access Consultants, Inc. (“DAC”). On October 11, 2006, PTS, Inc. renamed Power-Save Energy Corp. to Disability Access Corporation (“DBYC Delaware”). On October 17, 2006 DAC signed a merger agreement with DBYC Delaware to be effective on January 2, 2007 with DBYC Delaware to be the surviving corporation. However, on November 9, 2006, Disability Access Corporation Nevada (“DBYC NV”) was incorporated. Management’s original intent was to merge DAC under DBYC Delaware. Instead, DBYC NV was formed to replace DBYC Delaware.

On November 15, 2006, DBYC NV was merged into DBYC Delaware, with DBYC NV remaining as the surviving public corporation and a subsidiary of PTS, Inc. Under the terms of the planned Merger agreement dated October 17, 2006 DAC was to be merged with and into DBYC NV, with DAC continuing as the surviving corporation. On January 3, 2007, upon further consideration, the Board of Directors of PTS, Inc. reconsidered the structure and decided, for various business optimization purposes, to forgo the merger of DAC. Instead, DAC became a wholly-owned subsidiary of DBYC NV.

DAC is a corporation with an extensive history of accessibility compliance consulting. DAC provides consultation to state and local governmental entities and to commercial businesses.  DAC has assisted city and county governments, the Federal government, school districts, and other public entities and municipalities. DAC has also assisted retail, commercial, recreational and corporate clients to comply with state and federal accessibility standards.  DAC has developed transition/barrier removal plans, provided consultation and expert witness services.  DAC offers both pro-active services as well as support and assistance for companies that are facing penalties and litigation for being out of compliance. DAC has assisted in litigation and has performed compliance audits for public entities and other businesses. To help companies and public entities meet the requirements of the Americans with Disabilities Act and other accessibility standards, DAC has developed  proprietary software that is a management tool to simplify and streamline the accessibility compliance process. DAC has offices in Nevada, Northern California and Florida.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements as of June 30, 2009 and for the three and six month periods ended June 30, 2009 have been prepared by DBYC pursuant to the rules and regulations of the Securities and Exchange Commission, including Form 10-Q and Regulation S-X. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. The company believes that the disclosures provided are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited financial statements and explanatory notes for the year ended December 31, 2008 as disclosed in the company's Form 10 as filed with the SEC, as it may be amended.

The results of the six months ended June 30, 2009 are not necessarily indicative of the results to be expected for the pending full year ending December 31, 2009.

Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern.  However, we have experienced recurring net operating losses, had a net loss of $202,127 for the six months ended June 30, 2009, and have a working capital deficiency of $651,721 as of June 30, 2009. These factors raise substantial doubt about our ability to continue as a going concern.  Without realization of additional working capital, either through the sale of equity shares and increased revenues from operations, it would be unlikely for us to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

We will need to increase revenue and/or raise additional capital to continue our operations and will endeavor to raise funds through the sale of equity shares and increased revenues from operations.

There can be no assurance that we will continue to generate revenues from operations or obtain sufficient capital on acceptable terms, if at all.  Failure to obtain such capital or generate such operating revenues would have an adverse impact on our financial position and results of operations and ability to continue as a going concern.  Our operating and capital requirements during the next fiscal year and thereafter will vary based on a number of factors, including the level of sales and marketing activities for our services and products.  There can be no assurance that additional private or public finances, including debt or equity financing, will be available as needed or, if available, on terms favorable to us.  Any additional equity financing may be dilutive to stockholders and such additional equity securities may have rights, preferences or privileges that are senior to those of our existing common stock.

Furthermore, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on our operating flexibility.  Our failure to successfully obtain additional future funding may jeopardize our ability to continue our business and operations.

If we raise additional funds by issuing equity securities, existing stockholders may experience a dilution in their ownership.  In addition, as a condition to giving additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of DBYC and DAC. All significant intercompany transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

DAC generates revenue from services regarding compliance with state, federal and local accessibility codes.  Services include inspections of facilities, production of accessibility reports, consultation, expert witness services, and review of policies and procedures of the client. In all cases, revenue is recognized as earned by the Company. Though contracts may vary between a progress-basis and completed project basis, as the client becomes liable to the Company for services provided, as defined in the agreement, the client is then invoiced and revenue is accordingly recognized and recorded.  The Company does not recognize or record any revenues for which it does not have a legal basis for invoicing or legally collecting. For progress-basis contracts, the Company invoices the client when it has completed the specified portion of the agreement, thereby, ensuring the client is legally liable to the Company for payment of the invoice. On progress-basis contracts, revenue is not recognized until this criteria is met. The Company generally seeks progress-based agreements when the length of engagement will exceed two months and the size of contract exceeds $25,000.

Concentrations

Customers:

During 2009 and 2008, three customers accounted for 58% and 68%, respectively, of our revenue. No other customer accounted for more than 10% of revenue during 2009 and 2008. The loss of these customers could have a material adverse effect on our financial position and results of operations.

At June 30, 2009, two customers accounted for a total of 84% of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable at June 30, 2009.

Loss Per Share

Basic and diluted loss per common share for all periods presented is computed based on the weighted average number of common shares outstanding during the year as defined by SFAS No. 128, "Earnings Per Share”. The assumed exercise of common stock equivalents was not utilized for the three and six month periods ended June 30, 2009 and 2008 since the effect would be anti-dilutive. There were 7,763,945,714 and 7,636,245,714 common stock equivalents outstanding at June 30, 2009 and 2008, respectively (see Note 5).

For the three month period ended June 30, 2008, diluted weighted average shares used in the calculation of diluted earnings per share total 10,073,921,914. This amount consists of weighted average shares outstanding of 2,437,676,200 plus 7,636,245,714 dilutive potential common shares.

Software Development Costs

Costs incurred internally in creating a computer software product are charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detail program design or, in its absence, completion of a working model. Thereafter, all software production costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

During the six months ended June 30, 2009, we have capitalized $18,743 of costs related to the development of software products for which technological feasibility was achieved in January of 2007. The costs are being amortized over their five year estimated economic life.

Potential Derivative Instruments

We periodically assess our financial and equity instruments to determine if they require derivative accounting. Instruments which may potentially require derivative accounting are conversion features of debt and common stock equivalents in excess of available authorized common shares.

We have determined that the conversion features of our debt instruments are not derivative instruments because they are not readily convertible to cash based on our historical trading volume.

We have determined that common stock equivalents in excess of available authorized common shares are not derivative instruments due to the fact that an increase in authorized shares is within our control because our chief executive officer, Peter Chin, and his spouse control over 50% of our voting power.

Recent Accounting Pronouncements

Effective January 1, 2009, the Company adopted the Financial Accounting Standards Board's Staff Position (FSP) on the Emerging Issues Task Force (EITF) Issue No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.”  The FSP required that all unvested share-based payment awards that contain nonforfeitable rights to dividends should be included in the basic Earnings Per Share (EPS) calculation.  This standard did not affect the consolidated financial position, results of operations or cash flows.

In April 2009, the FASB issued FSP FAS No. 115-2 and FAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS No. 115-2”). FSP FAS No. 115-2 provides guidance in determining whether impairments in debt securities are other than temporary, and modifies the presentation and disclosures surrounding such instruments. This FSP is effective for interim periods ending after June 15, 2009, but early adoption is permitted for interim periods ending after March 15, 2009. The adoption of this standard during the second quarter of 2009 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In April 2009, the FASB issued FSP FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS No. 157-4”). FSP FAS No. 157-4 provides additional guidance in determining whether the market for a financial asset is not active and a transaction is not distressed for fair value measurement purposes as defined in SFAS No. 157, “Fair Value Measurements.” FSP FAS No. 157-4 is effective for interim periods ending after June 15, 2009, but early adoption is permitted for interim periods ending after March 15, 2009. The adoption of this standard during the second quarter of 2009 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In April 2009, the FASB issued FSP FAS No. 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS No. 107-1 and APB 28-1”). This FSP amends FASB Statement No. 107, “Disclosures about Fair Values of Financial Instruments,” to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. APB 28-1 also amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in all interim financial statements. This standard is effective for interim periods ending after June 15, 2009, but early adoption is permitted for interim periods ending after March 15, 2009. The adoption of this standard during the second quarter of 2009 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 will be effective for interim and annual financial periods ending after June 15, 2009. The Company adopted SFAS No. 165 during the three months ended June 30, 2009 and evaluated subsequent events through the issuance date of the financial statements. SFAS No. 165 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers and Servicing of Financial Assets – an amendment of SFAS Statement No. 140” (“SFAS No. 166”). SFAS No. 166 will require more information about transferred of financial assets and where companies have continuing exposure to the risks related to transferred financial assets. SFAS 166 is effective at the start of a company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”). SFAS No. 167 will change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under SFAS No. 167, determining whether a company is required to consolidate an entity will be based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. SFAS 167 is effective at the start of a company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principals – a replacement of FAS No.162” (“SFAS No. 168”). This statement establishes the Codification as the source of authoritative U.S. accounting and reporting standards recognized by the FASB for use in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was the result of a project of FASB to organize and simplify all authoritative GAAP literature into one source. This statement is effective for interim reporting and annual periods ending after September 15, 2009. Accordingly, the Company will adopt SFAS No. 168 during the quarter ended September 30, 2009. The Company does not anticipate this statement to have a material impact on its consolidated financial position, results of operations or cash flows.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not, or are not believed by management to, have a material impact on the Company's present or future consolidated financial statements.

NOTE 3 - RELATED PARTY TRANSACTIONS

Due to Related Parties

As of January 1, 2009 principal and related accrued interest owed to our parent, PTS, pursuant to our 8% convertible promissory notes were amended into new 8% convertible notes, each note maturing December 31, 2009 and retaining the same conversion provisions as the original notes. The notes are convertible into our common stock, at the option of the holder, at a 30% discount to the current market price of our stock at the date of conversion. At June 30, 2009 principal and accrued interest on the notes was $316,930 and $12,678, respectively.

As of June 30, 2009 we have an additional payable to PTS of $38,588.

During 2009 we repaid $23,002 of principal and $8,900 of interest to an officer of DAC.

NOTE 4 - CONVERTIBLE DEBENTURES AND NOTES PAYABLE

On January 1, 2009, debentures and related accrued interest issued by DAC were combined into new convertible debentures in the aggregate amount of $72,324. The debentures bear interest at 8%, are due on December 31, 2011 and are convertible into our common stock, at the option of the holder, at a 30% discount to the current market price of our stock at the date of conversion.

During 2009 we repaid $23,002 of principal and $8,900 of interest to an officer of DAC.

NOTE 5 – CONVERTIBLE PREFERRED STOCK AND DEBENTURES

As of June 30, 2009, the common stock equivalents of the Company exceeded the total common stock available for issuance by approximately 7,756,600,000 shares.  The Company’s Chief Executive Officer, Peter Chin, controls 8,000,000 shares of Series C Preferred Stock that are convertible into 800,000,000 common shares of the Company. PTS holds debt that is convertible into 4,708,685,714 shares of common stock of the Company. Unless and until there is enough authorized common stock available to cover all common stock equivalents, Mr. Chin and PTS will not convert any preferred shares or debt.

After giving consideration to the convertible preferred stock and convertible debt held by Mr. Chin and PTS, our remaining common stock equivalents exceed our common shares available for issuance by approximately 2,248,000,000 shares. Although we are required to obtain shareholder approval to increase our authorized shares, Mr. Chin and PTS have control of shareholder votes in excess of 50%. Therefore, the ability to increase our authorized shares is considered to be within the Company’s control and we have not accounted for these common stock equivalents as derivative instruments at June 30, 2009.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DISABILITY ACCESS CORPORATION

Date: December 23, 2009	By:	/s/ Peter Chin
Peter Chin Chief Executive Officer and Chief Financial Officer